INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                FILED PURSUANT TO RULE 424(B)(5)
                                                      REGISTRATION NO. 333-20813

PROSPECTUS SUPPLEMENT                                      SUBJECT TO COMPLETION
(TO PROSPECTUS DATED FEBRUARY 3, 1997)                        SEPTEMBER 23, 1997

                                     [LOGO]

                                3,500,000 SHARES
                           MID-ATLANTIC REALTY TRUST
                      COMMON SHARES OF BENEFICIAL INTEREST

    Mid-Atlantic Realty Trust ("MART") is a fully integrated, self-administered and self-managed real estate investment trust ("REIT") which owns, acquires, develops, redevelops, leases and manages primarily neighborhood or community shopping centers in the Middle Atlantic region of the United States. MART owns and operates 26 neighborhood or community shopping centers, one enclosed regional mall and five additional retail and commercial properties. MART also owns seven undeveloped parcels of land aggregating approximately 140 acres. The retail and commercial properties (collectively, the "Properties") have a gross leasable area of approximately 3.9 million square feet and were 95% leased at July 31, 1997.

    All of the common shares of beneficial interest, par value $.01 per share (the "Shares"), offered hereby are being sold by MART.

    The Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "MRR." On September 23, 1997, the last reported sale price of the Shares on the NYSE was $13.00. Prior to September 18, 1997, the Shares were listed on the American Stock Exchange under the symbol "MRR." Since its inception, MART has paid regular quarterly dividends on its Shares. See "Price Range of Shares and Distribution Policy."
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
    WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                                             UNDERWRITING
                                                        PRICE TO               DISCOUNTS             PROCEEDS TO
                                                         PUBLIC           AND COMMISSIONS(1)         COMPANY(2)
Per Share.......................................            $                      $                      $
Total (3).......................................            $                      $                      $

(1) MART has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by MART estimated at $267,000.

(3) MART has granted the Underwriters a 30-day option to purchase up to 525,000 additional Shares, solely to cover over-allotments, if any. If the option is exercised in full, the total "Price to Public," "Underwriting Discounts and
    Commissions" and "Proceeds to Company" will be $         , $         and
    $         , respectively. See "Underwriting."

                            ------------------------

    The Shares are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject orders, in whole or in part. It is expected that delivery of the Shares will be made at the offices of Legg Mason Wood Walker, Incorporated,
Baltimore, Maryland on or about            , 1997.

LEGG MASON WOOD WALKER
                   INCORPORATED

                  SALOMON BROTHERS INC

                                    WHEAT FIRST BUTCHER SINGER

           , 1997

1. Bar Graph entitled "Funds From Operations & Dividends" depicting Dividends per Share; FFO per Share Fully Diluted; FFO per Share Primary; for 1993 Pro Forma, 1994 Actual, 1995 Actual, 1996 Actual and Six Months Ended June 30, 1997.

2. Bar Graph entitled "Percentage of Operating Properties Leased," depicting at 12/31/92 through 7/31/97.

3. Line Graph entitled "Five Year Cumulative Total Return" for the period ended 8/31/92, years 1993 through 1996, and the period ended 8/31/97.

4. Line Graph entitled "One Year Cumulative Total Return" for the fourth quarter of 1996 and each of the first three quarters of 1997.

                                   [ARTWORK]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE SHARES, THE PURCHASE OF SHARES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE SHARES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE SHARES AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, IN THE ACCOMPANYING PROSPECTUS AND IN THE INFORMATION INCORPORATED HEREIN OR THEREIN BY REFERENCE. UNLESS OTHERWISE SPECIFIED, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED AND ASSUMES AN OFFERING PRICE OF $13.00 PER SHARE. ALL REFERENCES TO "MART" IN THIS PROSPECTUS SUPPLEMENT AND ALL REFERENCES TO THE "COMPANY" IN THE ACCOMPANYING PROSPECTUS INCLUDE MART AND THOSE ENTITIES OWNED OR CONTROLLED BY MART, INCLUDING THE OPERATING PARTNERSHIP (AS HEREINAFTER DEFINED), UNLESS THE CONTEXT INDICATES OTHERWISE.

    IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSIONS IN THIS PROSPECTUS SUPPLEMENT AND IN THE PROSPECTUS CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, SUCH AS STATEMENTS OF PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN AND IN THE ACCOMPANYING PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN AND IN THE ACCOMPANYING PROSPECTUS. THE RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION HEREIN AND IN THE ACCOMPANYING PROSPECTUS BEFORE PURCHASING THE SHARES.

                                  THE COMPANY

    MART is a fully integrated, self-administered and self-managed REIT which owns, acquires, develops, redevelops, leases and manages primarily neighborhood or community shopping centers in the Middle Atlantic region of the United States. MART owns and operates 26 neighborhood or community shopping centers, one enclosed regional mall and five additional retail and commercial properties. MART also owns seven undeveloped parcels of land aggregating approximately 140 acres. The Properties have a gross leasable area of approximately 3.9 million square feet and were 95% leased at July 31, 1997.

    All of MART's interests in the Properties are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, MART Limited Partnership (the "Operating Partnership"). Units of partnership interest in the Operating Partnership ("Units") may be exchanged by the limited partners for cash or Shares on a one-for-one basis. MART controls the Operating Partnership as the sole general partner, and owns approximately 72% of the Units. MART's Trustees and senior management and their related entities own an aggregate of approximately 14% of MART's outstanding Shares and Units.

    MART's primary objectives are to increase funds from operations ("FFO") per Share and to maximize shareholder value. To achieve its objectives, MART seeks to operate its Properties for long-term FFO growth. MART also acquires, develops and redevelops anchored neighborhood or community shopping centers in the Middle Atlantic region that provide daily necessities, consumer products or value-oriented merchandise through tenants such as supermarkets, drugstores, discount retailers, restaurants and vendors of consumer goods and services.

                              RECENT DEVELOPMENTS

    PORTFOLIO ACQUISITION. On July 1, 1997, MART completed the acquisition of a portfolio of nine shopping centers and one medical office building (the "Acquired Properties") in the Baltimore metropolitan area from partnerships associated with Jack H. Pechter (the "Pechter Group"). The Acquired Properties total approximately 1.06 million gross leasable square feet. The consideration for the Acquired Properties was the issuance by the Operating Partnership to the Pechter Group of 3,175,770 Units and the assumption of mortgage indebtedness of approximately $84,000,000. The following table reflects certain data regarding the Acquired Properties as of July 31, 1997:

                                                                        AVERAGE
                                                            TOTAL       MINIMUM
                                                          ANNUALIZED   RENT PER
                             YEAR BUILT/  GROSS LEASABLE   MINIMUM      LEASED       PERCENT
                             REDEVELOPED  AREA (SQ. FT.)     RENT       SQ. FT.      LEASED            MAJOR TENANTS
                             -----------  --------------  ----------  -----------  -----------  ---------------------------
Timonium Shopping Center...        1962        207,000    $1,760,200   $    9.49           90%  Ames, Sony Theatres,
                                                                                                  Blockbuster
Perry Hall Shopping
  Center...................   1965/1996        195,000     1,239,300        6.77           94   Metro Food Market (on own
                                                                                                  pad), Rite Aid, Frank's
                                                                                                  Nursery & Crafts, Outback
                                                                                                  Steakhouse, Radio Shack
Enchanted Forest Shopping
  Center...................        1992        140,000     2,091,400       15.86           94   Safeway, Petco
Ingleside Shopping
  Center...................   1963/1996        115,000     1,547,500       13.54           99   Safeway, Rite Aid, First
                                                                                                  National Bank,
                                                                                                  Blockbuster
Shawan Plaza Shopping
  Center...................        1991         95,000     1,607,800       16.94          100   Giant Food, NationsBank,
                                                                                                  Provident Bank
Glen Burnie Village
  Shopping Center..........        1972         94,000       865,000       10.16           90   Rite Aid, Firestone, First
                                                                                                  National Bank, West
                                                                                                  Marine
Radcliffe Shopping Center
  at Towson................   1988/1993         86,000     1,797,600       20.83          100   CVS Drug, CompUSA, Linens
                                                                                                  N' Things, Signet Bank
Timonium Crossing Shopping
  Center...................   1986/1996         60,000       894,600       16.85           89   Bibelot, Cosmetic Center
Club Centre at Pikesville
  Shopping Center..........        1990         44,000       669,600       16.53           92   Blockbuster
Orchard Square Medical
  Office...................        1988         28,000       430,100       16.42           94   N.A.
                                          --------------  ----------  -----------
      TOTAL................                  1,064,000    $12,903,100  $   12.89
                                          --------------  ----------  -----------
                                          --------------  ----------  -----------

    DEVELOPMENT PROJECTS.  MART has the following projects under development:

                                                    GROSS      ANTICIPATED
                                                  LEASABLE     DEVELOPMENT                                          ESTIMATED
                                     PERCENT      AREA (SQ.      COST TO       PERCENT             MAJOR           COMPLETION
PROJECT                               OWNED         FT.)           MART        LEASED             TENANTS             DATE
---------------------------------  -----------  -------------  ------------  -----------  -----------------------  -----------
Lutherville Station Shopping              100%      284,000     $13,000,000         100%  Metro Food Market,        April 1998
  Center                                                                                    Caldor, Circuit City
  (Lutherville, Maryland)
  (redevelopment)................
North East, Maryland, Shopping            100        75,000      5,500,000           67   Food Lion, Happy           May 1998
  Center (Phase 1) (new                                                                     Harry's Discount Drug
  development)...................
Columbia Plaza Shopping Center            100        15,000      2,400,000           94   Price Chopper, Ben         May 1998
  (East Greenbush, New York)                                                                Franklin
  (anchor expansion).............
Burke Town Plaza Shopping Center          100        22,000      1,600,000           99   Safeway, CVS Drug         September
  (Burke, Virginia) (anchor                                                                                              1998
  expansion).....................
                                                -------------  ------------
      TOTAL......................                   396,000     $22,500,000
                                                -------------  ------------
                                                -------------  ------------

    FORMATION OF UPREIT. At the closing of the acquisition of the Acquired Properties, MART formed the Operating Partnership and assigned to the Operating Partnership its interest in the Properties. As a result of this transaction, MART converted into an "umbrella partnership real estate investment trust" or "UPREIT" structure, which will permit MART to use Units as consideration in property acquisitions, thereby providing certain tax deferral benefits to sellers. See "Recent Developments" and "The Properties--Acquired Properties."

    The following diagram depicts the ownership structure of MART and the Operating Partnership:

                                    [GRAPH]

    MART, as sole general partner of the Operating Partnership, has the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain exceptions. MART owns an approximate 72% interest in the Operating Partnership. MART anticipates that the Operating Partnership will acquire additional properties in exchange for Units, in which case persons that own such properties will become limited partners of the Operating Partnership.

    SALE OF GATEWAY. In furtherance of its strategy to concentrate its investments on anchored neighborhood or community shopping centers, MART sold its Gateway International Office property ("Gateway") on September 15, 1997. This class A office property with gross leasable area of approximately 203,000 square feet was sold for $22,584,070, generating a gain on the sale of approximately $700,000. The net proceeds from the sale of approximately $21,400,000 were used to pay down the balance under MART's line of credit. See "Recent Developments."

    INCREASED UNSECURED LINE OF CREDIT. MART currently has a $40,000,000 secured line of credit. In September 1997, MART reached agreement in principle with its primary bank, The First National Bank of Maryland, for an increase in its line of credit from $40,000,000 to $75,000,000. The proposed new credit facility would be unsecured. The new credit facility is subject to the completion of this offering and agreement on other terms.

                          ACHIEVEMENTS SINCE FORMATION

    MART was formed in 1993 to acquire and expand the business and operations of BTR Realty, Inc., a Maryland based public real estate company. Since its formation, MART has:

    - Acquired 13 commercial properties, including 12 neighborhood or community shopping centers in the Middle Atlantic region totaling approximately 1.6 million gross leasable square feet at a cost of approximately $154,000,000;

    - Redeveloped four shopping centers, at a cost to MART of approximately $17,000,000;

    - Developed a new supermarket-anchored shopping center at a cost to MART of approximately $14,000,000;

    - Divested in excess of $50,000,000 of non-core commercial projects and undeveloped land, and redeployed the proceeds into MART's core business;

    - Maintained leasing of the Properties at approximately 95%;

    - Increased dividends each year while decreasing its FFO payout ratio; and

    - Converted to an UPREIT structure.

                              BUSINESS STRATEGIES

    MART's primary objectives are to increase long-term FFO per Share and to maximize shareholder value. To achieve its objectives, MART seeks to:

    - Operate its Properties for long-term FFO growth;

    - Acquire neighborhood or community shopping centers that either have dominant anchor tenants or contain a mix of tenants which reflects the shopping needs of the communities they serve or acquire for redevelopement underperforming neighborhood or community shopping centers that could benefit from MART's financial strength or expertise;

    - Develop and redevelop neighborhood or community shopping centers on a tenant-driven basis, leveraging either existing tenant relationships or geographic and demographic knowledge while seeking to minimize exposure to risk associated with long-term land development; and

    - Execute its operating and growth strategies by utilizing a blend of internally generated funds, issuance of Units, proceeds from divestitures, institutional borrowings and issuance of corporate equity or debt, as appropriate.

                                 THE PROPERTIES

    MART owns and operates 26 neighborhood or community shopping centers, one enclosed regional mall and five additional retail and commercial properties. MART also owns seven undeveloped parcels of land aggregating approximately 140 acres. The neighborhood or community centers typically provide daily necessities, consumer products or value-oriented merchandise through tenants such as supermarkets, drugstores, discount retailers, restaurants and vendors of consumer goods and services. Anchors of MART's centers include Giant Food, Safeway, Price Chopper, ShopRite, CVS Drug, Rite Aid Drug, RichFood, Valu Food, Kmart, Wal-Mart, and Toys "R" Us. The mall property is anchored by Hecht's (a division of May Department Stores) and Montgomery Ward and contains a number of national and regional retailers.

    MART believes that the Middle Atlantic region of the United States, particularly the Baltimore-Washington standard metropolitan statistical area
(SMSA), offers a relatively stable and strong economy due to its location along the Interstate 95 corridor, which links the major population and job centers of the east coast of the United States. Management believes that MART's Properties are located in strong retail markets with good investment potential.

    At July 31, 1997, national or regional tenants, which occupied approximately 76% of gross leasable area, accounted for approximately 70% of annualized rental revenue, with only two tenants representing more than 2% of annualized rental revenues. The two tenants, Giant Food of Maryland and Safeway, represented approximately 9.7% and 3.5% of annualized rental revenues, respectively, at July 31, 1997.

    At July 31, 1997, the Properties were 95% leased, had an average base rent of $9.70 per leased square foot, and were subject to mortgage indebtedness of approximately $149,400,000. The net proceeds of the offering will be used to reduce or repay up to $39,500,000 of indebtedness related to the Properties. See "The Properties" and "Use of Proceeds."

                                  THE OFFERING

Shares offered....................  3,500,000

Shares to be outstanding after the
  offering........................  18,399,908(1)

Use of proceeds...................  To reduce or repay debt on the Properties; the balance, if any, will be used for acquisition, development or
                                    redevelopment of additional or existing shopping center
                                    properties and general corporate purposes. See "Use of
                                    Proceeds"

NYSE symbol.......................  "MRR"

------------------------

(1) Includes 3,175,770 Shares issuable upon exchange for a like number of outstanding Units, and 3,049,905 Shares (based on a conversion price of $10.50 per Share) issuable upon conversion of $32,024,000 aggregate principal amount of MART's Convertible Subordinated Debentures due 2003 (the "Debentures") outstanding as of September 19, 1997. Excludes shares reserved for issuance under MART's Omnibus Share Plan and 1995 Stock Option Plan.

                                  RISK FACTORS

    An investment in MART involves various risks. Prospective investors should consider the matters described under "Risk Factors" beginning on page 4 of the accompanying Prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                   PRO FORMA
                                          PRO FORMA AS           HISTORICAL       AS OF OR FOR
                                         OF OR FOR THE        AS OF OR FOR THE      THE YEAR              HISTORICAL
                                         SIX MONTHS(4)           SIX MONTHS         ENDED(4)        AS OF OR FOR THE YEARS
                                         ENDED JUNE 30,        ENDED JUNE 30,     DECEMBER 31,        ENDED DECEMBER 31,
                                      --------------------  --------------------  ------------  -------------------------------
                                        1997      1996(5)     1997      1996(5)     1996(5)      1996(5)    1995(5)    1994(5)
                                      ---------  ---------  ---------  ---------  ------------  ---------  ---------  ---------

(IN THOUSANDS, EXCEPT PER SHARE
  DATA)
OPERATING DATA:
Revenues............................  $  21,879  $  20,576  $  16,397  $  15,760   $    41,921  $  32,406  $  29,593  $  27,213
Net earnings........................  $   3,732  $   2,803  $   2,881  $   1,911   $     4,112  $   3,509  $   3,777  $   2,916
Net earnings per share..............  $    0.48  $    0.46  $    0.37  $    0.32   $      0.66  $    0.56  $    0.61  $    0.46

BALANCE SHEET DATA:
Total assets........................  $ 273,220  $ 271,961  $ 173,173  $ 171,929   $   273,316  $ 173,278  $ 182,521  $ 162,843
Total long-term debt................  $ 187,323  $ 207,299  $ 124,800  $ 144,776   $   196,328  $ 133,805  $ 154,021  $ 133,391
Total shareholders' equity..........  $  41,334  $  21,376  $  40,634  $  20,676   $    31,511  $  30,811  $  20,938  $  24,856
Total common shares outstanding.....      8,278      6,076      8,278      6,076         7,225      7,225      6,016      6,291

OTHER FINANCIAL DATA:
Dividends per share.................  $-- (3)     -- (3)    $    0.48  $    0.46   $ -- (3)     $    0.93  $    0.89  $    0.85
Funds from operations (FFO) (1)(2)..  $   9,238  $   7,864  $   7,148  $   6,305   $    15,939  $  13,178  $  12,304  $  11,173
Weighted average number of shares
  outstanding(2)....................     14,868     14,793     11,756     11,681        14,868     11,756     11,889     12,005

SELECTED CASH FLOW DATA:
Net cash flow:
  - provided by operating
    activities......................   -- (3)     -- (3)    $   6,643  $   4,294     -- (3)     $   9,342  $  10,612  $   7,232
  - (used in) provided by investing
    activities......................   -- (3)     -- (3)    $  (3,593) $   7,517     -- (3)     $   4,232  $ (23,584) $ (19,630)
  - (used in) provided by financing
    activities......................   -- (3)     -- (3)    $  (1,510) $ (11,333)    -- (3)     $ (13,074) $ (13,142) $  12,055

------------------------

(1) Funds from operations (FFO), as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), means net income (computed in accordance with generally accepted accounting principles ("GAAP")) excluding cumulative effects of changes in accounting principles, extraordinary or unusual items, and gains or losses from debt restructuring and sales of property, plus depreciation of real property (including furniture and equipment) and amortization, and after adjustments for unconsolidated partnership and joint ventures. MART believes FFO is helpful to investors as a measure of the performance of an equity REIT. MART computes FFO in accordance with standards established by the White Paper on Funds from Operations approved by the NAREIT Board of Governors. FFO should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of MART's financial performance or to cash flows from operating activities (computed in accordance with GAAP) as a measure of MART's liquidity, nor is it indicative of funds available to fund MART's cash needs, including its ability to make distributions. FFO does not represent cash flows from operations as defined by GAAP. The presentation of FFO is not normally included in financial statements prepared in accordance with GAAP.

(2) FFO is presented on a fully diluted basis, which adds back Debenture interest expense to FFO on a primary basis. The fully diluted weighted average number of Shares consists of the primary weighted average number of Shares plus the number of Shares issuable upon conversion of the Debentures.

(3) Dividends and net cash flows cannot be reasonably estimated on a pro forma basis.

(4) The pro forma operating data assumes that the acquisition of Acquired Properties and the sale of Gateway occurred at the beginning of each period. The pro forma revenues and earnings are not necessarily indicative of the results that would have occurred if the acquisition and sale had been consummated at the beginning of each period or of future results of operations.

(5) Certain amounts for prior periods have been reclassified to conform to the 1997 presentation.

                                USE OF PROCEEDS

    The net proceeds from this offering are estimated to be approximately $42,730,000 ($49,180,000 if the Underwriters' over-allotment option is exercised in full). Approximately $25,600,000 of the net proceeds will be used to reduce current debt on the Acquired Properties, $13,900,000 will be used to reduce debt on MART's existing properties, and the balance of the proceeds, if any, will be used by MART for the acquisition, development or redevelopment of additional or existing shopping centers and general corporate purposes.

    The debt to be repaid consists of four mortgage loans. The interest rates on the indebtedness range from 8.125% to 10.375%, with a weighted average interest rate of approximately 8.8% as of September 23, 1997.

                 PRICE RANGE OF SHARES AND DISTRIBUTION POLICY

    The Shares began trading on the New York Stock Exchange on September 18, 1997, under the symbol "MRR." The Shares were formerly traded on the American Stock Exchange under the symbol "MRR." The last reported sale price for the Shares on the NYSE on September 23, 1997 was $13.00 per share. At July 31, 1997, MART had approximately 4,000 shareholders, with approximately 1,100 holders of record. Continental Stock Transfer and Trust Company, New York, New York, is the registrar and transfer agent for the Shares.

    The following table sets forth, for the quarters indicated, the high and low sale prices of MART Shares on the AMEX or NYSE, as the case may be, and cash distributions paid per Share for the indicated period.

                                                                                     CLOSING PRICES
                                                                                       PER SHARE
                                                                                  --------------------
                                                                                    HIGH        LOW      DISTRIBUTIONS
                                                                                  ---------  ---------  ---------------
1995
    1st quarter.................................................................  $   8.375  $   7.875     $     .22
    2nd quarter.................................................................      9.375      7.625           .22
    3rd quarter.................................................................      9.125      8.250           .22
    4th quarter.................................................................      8.938      8.250           .23
1996
    1st quarter.................................................................     10.375      8.750           .23
    2nd quarter.................................................................     10.000      9.250           .23
    3rd quarter.................................................................     10.125      9.500           .23
    4th quarter.................................................................     11.375      9.625           .24
1997
    1st quarter.................................................................     11.750     10.500           .24
    2nd quarter.................................................................     11.875     11.000           .24
    3rd quarter (through September 23)..........................................     13.000     11.500           .24

DIVIDEND REINVESTMENT PLAN

    MART has in effect a dividend reinvestment plan (the "Plan") which allows shareholders to acquire additional Shares by automatically reinvesting their cash dividends. Shares are acquired pursuant to the Plan at a price equal to the prevailing market price, without payment of brokerage commissions or service charges. The Plan also allows shareholders enrolled in the Plan to make voluntary cash payments to purchase Shares at a price equal to the prevailing market price (without any discount but without payment of any brokerage commissions or service charges) in the same manner as cash dividends are invested in amounts of not less than $100 or more than $15,000 per quarter. Shareholders who do not participate in the Plan continue to receive cash dividends as declared. Continental Stock Transfer and Trust Company from time to time purchases Shares in the open market or in private transactions for the purpose of fulfilling its obligations under the Plan.

                                 CAPITALIZATION

    The following table sets forth the capitalization of MART as of June 30, 1997, (i) on a historical basis, (ii) on a pro forma basis to give effect to the acquisition of the Acquired Properties and the sale of Gateway, and (iii) on a pro forma as adjusted to give effect to the consummation of this offering and the application of the net proceeds therefrom to reduce debt, as described under the caption "Use of Proceeds," and in the accompanying footnotes.

                                                                                 JUNE 30, 1997
                                                                    ----------------------------------------
                                                                                               PRO FORMA AS
                                                                    HISTORICAL  PRO FORMA(1)   ADJUSTED(1)(2)
                                                                    ----------  -------------  -------------
                                                                                 (IN THOUSANDS)
Debt:
  Convertible subordinated debentures due 2003....................  $   36,186   $    36,186    $    36,186(4)
  Mortgages, notes and construction loans payable(3)..............      88,614       151,137        111,637(3)
                                                                    ----------  -------------  -------------
                                                                       124,800       187,323        147,823
                                                                    ----------  -------------  -------------

Minority interest in consolidated joint ventures..................       2,731        38,796         38,796(5)

Shareholders' equity:
  Preferred shares of beneficial interest, $.01 par value,
    authorized 2,000,000 shares, issued and outstanding, none.....      -             -              -
  Common shares of beneficial interest, $.01 par value, authorized
    100,000,000 shares, issued and outstanding, 8,277,867 on a historical basis; 11,777,867 on a pro forma as adjusted
    basis.........................................................          83            83            118
  Additional paid-in capital......................................      63,313        63,313        106,008
  Distributions in excess of accumulated earnings.................     (22,762)      (22,062)       (22,062)
                                                                    ----------  -------------  -------------
    Total shareholders' equity....................................      40,634        41,334         84,064
                                                                    ----------  -------------  -------------
      Total capitalization........................................  $  168,165   $   267,453    $   270,683
                                                                    ----------  -------------  -------------
                                                                    ----------  -------------  -------------

------------------------

(1) Assumes that the acquisition of the Acquired Properties and the sale of Gateway occurred on June 30, 1997. Reflects the repayment of debt of approximately $21,400,000 from the net proceeds of the sale of Gateway, and the gain on the sale of Gateway of approximately $700,000.

(2) Reflects the issuance of 3,500,000 Shares at $13.00 per Share pursuant to this offering, and the application of the net proceeds therefrom for the repayment or reduction of real estate debt in the amount of approximately $39,500,000. Also reflects the deduction of estimated underwriting discounts and commissions and expenses of the offering in the amount of $2,770,000.

(3) Historical debt includes mortgages, notes and construction loans payable, all of which are secured by mortgages on real property or secured by the real property as collateral.

(4) At June 30, 1997, the outstanding principal balance of the Debentures was convertible into 3,446,286 Shares at $10.50 per share. At September 19, 1997, the outstanding principal balance of the Debentures was $32,024,000, convertible into 3,049,905 Shares.

(5) Includes limited partners' interest in the Operating Partnership of $36,065,000. The limited partners hold 3,175,770 Units which may be exchanged for cash or a like number of Shares, subject to certain terms and conditions. See "Recent Developments--Formation of UPREIT."

                                  THE COMPANY

    MART is a fully integrated, self-administered and self-managed REIT which owns, acquires, develops, redevelops, leases and manages primarily neighborhood and community shopping centers in the Middle Atlantic region of the United States. MART owns and operates 26 neighborhood or community shopping centers, one enclosed regional mall and five additional retail and commercial properties. MART also owns seven undeveloped parcels of land aggregating approximately 140 acres. The Properties have a gross leasable area of approximately 3.9 million square feet and were 95% leased at July 31, 1997.

    MART's primary objectives are to increase FFO per Share and to maximize shareholder value. To achieve its objectives, MART seeks to operate its Properties for long-term FFO growth. MART also seeks to acquire, develop and redevelop anchored neighborhood or community shopping centers in the Middle Atlantic region that provide daily necessities, consumer products or value-oriented merchandise through tenants such as supermarkets, drugstores, discount retailers, restaurants and vendors of consumer goods and services.

    MART was formed as a Maryland real estate investment trust in June, 1993. Its principal executive offices are located at 170 W. Ridgely Road, Suite 300, Lutherville, Maryland 21093, and its telephone number is (410) 684-2000.

                              RECENT DEVELOPMENTS

    PORTFOLIO ACQUISITION. Effective July 1, 1997, MART acquired a portfolio of nine shopping centers and one medical office building in the Baltimore metropolitan area from the Pechter Group. The following Acquired Properties total approximately 1.06 million gross leasable square feet: Enchanted Forest Shopping Center; Shawan Plaza Shopping Center; Glen Burnie Village Shopping Center; Ingleside Shopping Center; Radcliffe Shopping Center at Towson; Timonium Shopping Center; Timonium Crossing Shopping Center; Club Centre at Pikesville; Perry Hall Shopping Center; and Orchard Square Medical Office. The consideration for the Acquired Properties was the issuance by the Operating Partnership of 3,175,770 Units and the assumption of mortgage indebtedness of approximately $84,000,000. At closing, Jack H. Pechter was elected Deputy Chairman and a Trustee of MART.

    DEVELOPMENT PROJECTS. MART has the following projects under development: a 284,000 square foot redevelopment and expansion of the Lutherville Station Shopping Center located in Lutherville, Maryland, which includes construction of a new Metro food store, expansion of Caldor, relocation and expansion of Loehmann's and leasing of 50,000 square feet to the State of Maryland and to MART as corporate offices. MART has begun construction of a new, approximately 75,000 square foot, shopping center located in North East, Maryland, anchored by a Food Lion grocery store and a Happy Harry's discount drug store. The redevelopment of the Columbia Plaza Shopping Center located in East Greenbush, New York encompasses the expansion of the Price Chopper supermarket by 15,000 square feet to a 65,000 square foot store. Price Chopper has entered into a new 20-year lease. A letter of intent has been signed for the expansion of the Safeway store in the Burke Town Shopping Center located in Burke, Virginia, which will increase the size of the store from 33,000 to 55,000 square feet, and for a new 20-year lease. The estimated total cost of these projects to MART is approximately $22,500,000.

    FORMATION OF UPREIT. At the closing of the acquisition of the Acquired Properties, MART formed the Operating Partnership and assigned to the Operating Partnership its interest in the Properties. As a result of this transaction, MART converted into an "umbrella partnership real estate investment trust" or "UPREIT" structure, which will permit MART to use Units as consideration in property acquisitions, thereby providing certain tax deferral benefits to sellers.

    MART, as sole general partner of the Operating Partnership, has the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain exceptions (including the lock-out provisions described below). MART owns an approximate 72% interest in the Operating Partnership.

MART anticipates that the Operating Partnership will acquire additional properties in exchange for Units, in which case persons that own such properties will become limited partners of the Operating Partnership.

    The Partnership Agreement of the Operating Partnership (the "Partnership Agreement") provides that limited partners may have their Units redeemed for cash beginning two years after issuance of the Units. In connection with the acquisition of the Acquired Properties, the members of the Pechter Group were given the right to redeem their Units at anytime after one year following the closing of the acquisition. Redemptions are subject to certain limitations in the Partnership Agreement and compliance with the ownership limits under MART's organizational documents. At its option, MART may assume the payment obligation at any time and pay it in cash or, in its discretion, may substitute Shares of MART in redemption of the Units on a one-for-one basis. MART has granted registration rights to the Pechter Group pursuant to which MART will register Shares acquired by the Pechter Group upon redemption of Units.

    The agreement relating to the acquisition of the Acquired Properties contains "lock-out provisions" pursuant to which MART may not sell the Acquired Properties for seven years or prepay certain amounts of debt for specified properties (except for normal amortizations and certain events including transactions that would not result in the recognition of any gain for tax purposes). The lock-out provisions may materially restrict MART from selling or otherwise disposing of, or repaying all of the debt on, such Acquired Properties.

    MART also anticipates that, in connection with future acquisitions of properties in exchange for Units, MART may agree to limitations on the Operating Partnership's ability to sell, exchange for Units or reduce the amount of mortgage indebtedness on such acquired properties, which may increase MART's leverage. Such limitations may impair MART's ability to take certain actions and, therefore, may have an adverse impact on the value of the Shares relative to the value that could result if such limitations did not exist.

    SALE OF GATEWAY. In furtherance of its strategy to concentrate its investments on anchored neighborhood or community shopping centers, MART sold its Gateway property on September 15, 1997. This class A office property with gross leasable area of approximately 203,000 square feet was sold for $22,584,070, generating a gain on the sale of approximately $700,000. The net proceeds from the sale of approximately $21,400,000 were used to pay down the existing line of credit.

    INCREASED UNSECURED LINE OF CREDIT. MART currently has a $40,000,000 secured line of credit. In September 1997, MART reached agreement in principle with its primary bank, The First National Bank of Maryland, for an increase in its line of credit from $40,000,000 to $75,000,000. The proposed new credit facility would be unsecured. The new credit facility is subject to the completion of this offering and agreement on all other terms. It is anticipated that the proceeds of the credit facility will be used for short-term operating needs, letters of credit, and interim financing of property acquisitions and development.

                              BUSINESS STRATEGIES

    MART's primary objectives are to increase long-term FFO per Share and to maximize shareholder value. To achieve its objectives, MART utilizes the following strategies:

    OPERATING STRATEGIES. MART operates its Properties for long-term FFO growth by (i) proactively leasing and managing the Properties to maintain occcupancy and rental rates at high levels, (ii) continuously monitoring tenant performance and retenanting when appropriate, (iii) maintaining strict expense controls,
(iv) optimizing tenant mix, and (v) maintaining safe, clean and well lit environments for the shopping centers' customers.

    ACQUISITIONS. MART's acquisition activities focus on neighborhood or community shopping centers that contain dominant anchor tenants or that contain a mix of tenants which reflect the shopping needs of the communities they serve. These shopping centers typically provide daily necessities, consumer products or value-oriented merchandise through tenants such as supermarkets, drug stores, discount retailers, restaurants and vendors of consumer goods and services. Management believes that shopping centers of this type, relying upon repeat weekly visits by consumers, are less vulnerable to shifts in traffic patterns and population and less affected by the impact of economic recessions than other shopping centers. MART also acquires for redevelopment, neighborhood or community shopping centers that could benefit from renovation or expansion, that suffer from lack of proper management, or that are in need of financial assistance. MART believes that its experience and financial strength can increase cash flows and improve values at these types of properties. MART's focus on neighborhood or community shopping centers in the Middle Atlantic region enables it to capitalize on the benefits provided by concentration of ownership and local knowledge and expertise.

    DEVELOPMENT AND REDEVELOPMENT. MART develops and redevelops shopping centers on a tenant-driven basis, leveraging either existing tenant relationships or geographic and demographic knowledge. MART seeks to avoid long-term land development projects in an effort to minimize exposure to risk. Development is restricted to projects where the tenants mirror the characteristics of MART's existing portfolio of preferred tenant mix. An essential element in MART's redevelopment policy is to evaluate tenants to ensure that they are, or will be, either in the appropriately sized retail space or in a format which maximizes the tenant's sales.

    FINANCING. MART seeks to execute its operating and growth strategies by utilizing a selective blend of resources, including internally generated funds, such as FFO over and above required dividend distributions; normal recurring mortgage principal paydowns and non-revenue generating capital expenditures; the issuance of Units for property acquisitions; utilizing proceeds from divestitures, bank or other institutional borrowings; and issuance of corporate equity or debt securities, as appropriate. As part of this strategy, MART has reached agreement in principle with its primary lender to change its existing $40,000,000 secured line of credit to a $75,000,000 unsecured line, subject to completion of this offering and agreement on the terms. MART's policy is to limit the ratio of secured debt to the fair market value of its properties to at or below 50%.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial and operating information for MART. The information was derived from the Company's consolidated financial statements, which are incorporated by reference in the accompanying Prospectus. The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for MART and the consolidated financial statements incorporated by reference in the accompanying Prospectus.

                                                                                     PRO FORMA
                                            PRO FORMA             HISTORICAL        AS OF OR FOR
                                         AS OF OR FOR THE      AS OF OR FOR THE         THE
                                          SIX MONTHS(4)           SIX MONTHS       YEAR ENDED(4)     HISTORICAL AS OF OR FOR THE
(IN THOUSANDS, EXCEPT PER SHARE DATA)     ENDED JUNE 30,        ENDED JUNE 30,      DECEMBER 31,      YEARS ENDED DECEMBER 31,
                                       --------------------  --------------------  --------------  -------------------------------
                                         1997      1996(5)     1997      1996(5)        1996        1996(5)    1995(5)    1994(5)
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
OPERATING DATA:
Revenues:
  Rentals............................  $  18,381  $  16,961  $  13,761  $  12,907    $   34,529    $  26,562  $  23,914  $  21,890
  Tenant recoveries..................      3,369      3,142      2,489      2,356         6,709        5,135      4,652      4,446
  Other..............................        129        473        147        497           683          709      1,027        877
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
                                          21,879     20,576     16,397     15,760        41,921       32,406     29,593     27,213
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

Costs and expenses:
  Interest...........................      8,159      8,998      5,363      6,298        17,850       12,354     11,928     10,876
  Depreciation and amortization of
    property and improvements........      3,549      3,496      2,749      2,671         7,067        5,414      4,983      4,550
  Operating..........................      4,742      4,737      4,223      4,228         9,704        8,818      7,740      7,782
  General and administrative.........      1,212      1,023      1,135        975         2,470        2,098      1,780      1,751
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
                                          17,662     18,254     13,470     14,172        37,091       28,684     26,431     24,959
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

EARNINGS FROM OPERATIONS BEFORE
  MINORITY INTEREST..................      4,217      2,322      2,927      1,588         4,830        3,722      3,162      2,254

Minority interest expense............     (1,276)      (919)      (137)      (377)       (1,719)        (514)      (718)      (541)
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

EARNINGS FROM OPERATIONS.............      2,941      1,403      2,790      1,211         3,111        3,208      2,444      1,713
Gain on life insurance proceeds......     --         --         --         --            --           --          1,001     --
Gain (loss) on properties............        791      1,400         91        700         1,001          301       (280)     1,203
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE.....      3,732      2,803      2,881      1,911         4,112        3,509      3,165      2,916

Cumulative effect of change in
  accounting for percentage rents....     --         --         --         --            --           --            612     --
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
NET EARNINGS.........................  $   3,732  $   2,803  $   2,881  $   1,911    $    4,112    $   3,509  $   3,777  $   2,916
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

BALANCE SHEET DATA:
Operating properties.................  $ 292,904  $ 292,830  $ 196,781  $ 195,900    $  297,328    $ 200,563  $ 204,132  $ 176,512
Accumulated depreciation.............    (38,874)   (35,823)   (44,246)   (40,377)      (37,746)     (42,702)   (39,430)   (36,449)
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
                                         254,030    257,007    152,535    155,523       259,582      157,861    164,702    140,063
Development operations...............      8,509      1,808      8,638      1,933         2,676        2,867      1,511      6,355
Property held for development or
  sale...............................      5,543      5,881      6,753      7,091         5,618        6,828      8,179      8,630
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
      Total properties...............    268,082    264,696    167,926    164,547       267,876      167,556    174,392    155,048
Cash.................................      1,904        332      2,564        992           354        1,014        514        345
Other assets.........................      3,234      6,933      2,683      6,390         5,086        4,708      7,615      7,450
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
      Total assets...................  $ 273,220  $ 271,961  $ 173,173  $ 171,929    $  273,316    $ 173,278  $ 182,521  $ 162,843
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

                                                                                     PRO FORMA
                                            PRO FORMA             HISTORICAL        AS OF OR FOR
                                         AS OF OR FOR THE      AS OF OR FOR THE         THE
                                          SIX MONTHS(4)           SIX MONTHS       YEAR ENDED(4)     HISTORICAL AS OF OR FOR THE
(IN THOUSANDS, EXCEPT PER SHARE DATA)     ENDED JUNE 30,        ENDED JUNE 30,      DECEMBER 31,      YEARS ENDED DECEMBER 31,
                                       --------------------  --------------------  --------------  -------------------------------
                                         1997      1996(5)     1997      1996(5)        1996        1996(5)    1995(5)    1994(5)
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
BALANCE SHEET DATA: (CONTINUED)
Notes payable........................  $  --      $  --      $  16,000  $  10,000    $   --        $  16,400  $  21,530  $  20,140
Construction loan payable............      2,829     --          2,829     --            --           --         10,100     --
Mortgages payable....................    148,308    148,036     69,785     75,513       149,133       70,210     62,411     53,251
Convertible subordinated
  debentures.........................     36,186     59,263     36,186     59,263        47,195       47,195     59,980     60,000
Other liabilities....................      5,767      5,394      5,008      4,650         6,253        5,503      5,827      4,265
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
      Total liabilities..............    193,090    212,693    129,808    149,426       202,581      139,308    159,848    137,656
Minority interest....................     38,796     37,892      2,731      1,827        39,224        3,159      1,735        331

Shareholders' equity.................     41,334     21,376     40,634     20,676        31,511       30,811     20,938     24,856
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

      Total liabilities and
        shareholders' equity.........  $ 273,220  $ 271,961  $ 173,173  $ 171,929    $  273,316    $ 173,278  $ 182,521  $ 162,843
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

OTHER FINANCIAL DATA:
Dividends per share..................       --(3)      --(3) $    0.48  $    0.46          --(3)   $    0.93  $    0.89  $    0.85

Funds from operations (FFO): (1)
  - primary..........................  $   6,490  $   4,899  $   5,539  $   3,882    $   10,178    $   8,622  $   7,427  $   6,263
  - fully diluted (2)................  $   9,238  $   7,864  $   7,148  $   6,305    $   15,939    $  13,178  $  12,304  $  11,173

Weighted average number of shares
  outstanding:
  - primary..........................      7,818      6,037      7,818      6,037         6,216        6,216      6,177      6,291
  - fully diluted (2)................     14,868     14,793     11,756     11,681        14,868       11,756     11,889     12,005

SELECTED CASH FLOW DATA:
Net cash flow:
  provided by operating activities...       --(3)      --(3) $   6,643  $   4,294          --(3)   $   9,342  $  10,612  $   7,232
  (used in) provided by investing
    activities.......................       --(3)      --(3) $  (3,593) $   7,517          --(3)   $   4,232  $ (23,584) $ (19,630)
  (used in) provided by financing
    activities.......................       --(3)      --(3) $  (1,510) $ (11,333)         --(3)   $ (13,074) $ (13,142) $  12,055

RECONCILIATION OF NET EARNINGS TO
  FFO-PRIMARY:
Net earnings.........................  $   3,732  $   2,803  $   2,881  $   1,911    $    4,112    $   3,509  $   3,777  $   2,916
  Less: Nonrecurring items...........     --         --         --         --            --           --         (1,613)    --
  Add: Depreciation & amortization...      3,549      3,496      2,749      2,671         7,067        5,414      4,983      4,550
  Less: (Gain) loss on properties....       (791)    (1,400)       (91)      (700)       (1,001)        (301)       280     (1,203)
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
FFO - primary........................  $   6,490  $   4,899  $   5,539  $   3,882    $   10,178    $   8,622  $   7,427  $   6,263
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  --------------  ---------  ---------  ---------

------------------------
(1) Funds from operations (FFO), as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), means net income (computed in accordance with generally accepted accounting principles ("GAAP")) excluding cumulative effects of changes in accounting principles, extraordinary or unusual items, and gains or losses from debt restructuring and sales of property, plus depreciation of real property (including furniture and equipment) and amortization, and after adjustments for unconsolidated partnership and joint ventures. MART believes FFO is helpful to investors as a measure of the performance of an equity REIT. MART computes FFO in accordance with standards established by the White Paper on Funds from Operations approved by the NAREIT Board of Governors. FFO should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of MART's financial performance or to cash flows from operating activities (computed in accordance with GAAP) as a measure of MART's liquidity, nor is it indicative of funds available to fund MART's cash needs, including its ability to make distributions. FFO does not represent cash flows from operations as defined by GAAP. The presentation of FFO is not normally included in financial statements prepared in accordance with GAAP.

(2) FFO is presented on a fully diluted basis, which adds back Debenture interest expense to FFO on a primary basis. The fully diluted weighted average number of Shares consists of the primary weighted average number of Shares plus the number of Shares issuable upon conversion of the Debentures.

(3) Dividends and net cash flows cannot be reasonably estimated on a pro forma basis.

(4) The pro forma operating data assumes that the acquisition of Acquired Properties and the sale of Gateway occurred at the beginning of each period. The pro forma revenues and earnings are not necessarily indicative of the results that would have occurred if the acquisition and sale had been consummated at the beginning of each period or of future results of operations.

(5) Certain amounts for prior periods have been reclassified to conform to the 1997 presentation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion compares the results of operations for the six month period ended June 30, 1997, with the results for the six month period ended June 30, 1996, and should be read in conjunction with the "Selected Consolidated Financial Data" and MART's historical consolidated financial statements and the notes thereto, which are incorporated by reference in the accompanying Prospectus.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 TO SIX MONTHS ENDED JUNE 30, 1996

    Rental revenues increased by $854,000 or 7% to $13,761,000 for the six months ended June 30, 1997 from $12,907,000 for the six months ended June 30, 1996. Owings Mills New Town shopping center and the redevelopment of Harford Mall Annex and York Road Plaza contributed $700,000 in additional revenues for the period. Occupancy and rental increases contributed approximately $404,000. The increases were partly offset by $151,000 in rental revenue decreases attributable to the sales in January, 1996 of the Dolton bowling center and the Park Sedona shopping center, the sale in May, 1996 of the Dobson-Guadalupe shopping center, the sale in September, 1996 of the Chandler shopping center, the sale in March, 1997 of the Union Hills shopping center and the sale in May, 1997 of the Plaza Del Rio shopping center. In addition, $99,000 in rental decreases were primarily related to vacancies and lower percentage rents.

    Tenant recovery revenues increased by $133,000 to $2,489,000 from $2,356,000. The increased tenant recoveries were primarily due to occupancy increases from the redevelopment of Harford Mall Annex and York Road Plaza and higher tenant reserves in 1996.

    Other revenues decreased by $350,000 to $147,000 from $497,000 primarily due to lower interest income on partner notes receivable exchanged in July, 1996 for additional partnership interests in several properties.

    As a result of the above changes, total revenues increased by $637,000 to $16,397,000 from $15,760,000.

    Interest expense decreased by $936,000 to $5,362,000 from $6,298,000 primarily due to the conversion of debentures, $813,000, and lower interest rates on loans for Columbia and Colonie shopping centers.

    Depreciation and amortization increased by $78,000 to $2,749,000 from $2,671,000 primarily due to depreciation related to the redevelopment of the Harford Mall Annex.

    Operating expenses decreased by $5,000 to $4,223,000 from $4,228,000 primarily due to reduced operating expenses related to property sales partly offset by increased operating expenses for the redevelopment projects of Harford Mall Annex and York Road Plaza.

    General and administrative expenses increased by $160,000 to $1,135,000 from $975,000 due primarily to increased incentive compensation.

    Minority interest expense decreased by $238,000 to $138,000 from $376,000 due primarily to the acquisition of minority partnership interests in 1996.

    For the six months ended June 30, 1997, earnings from operations increased by $1,578,000 to $2,790,000 from $1,212,000. MART also recognized a gain on properties of $91,000, (net of minority interest of $75,000). The gain on properties, when combined with earnings from operations, resulted in net earnings of $2,881,000 for the period. For the six months ended June 30, 1996, MART had a gain on properties of $699,000, which when combined with earnings from operations, resulted in net earnings of $1,911,000 for the period.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash flow provided by operating activities was $6,653,000 and $4,294,000 in the six months ended 1997 and 1996, respectively. The change in cash provided by operating activities was due primarily to the factors discussed above in the comparison of operating results. The level of net cash provided by operating activities is also affected by the timing of receipt of revenues and the payment of operating and interest expenses.

    Net cash flow from investing activities decreased by $11,110,000, to a net cash flow used in investing activities of $3,593,000 in 1997 from a net cash flow provided by investing activities of $7,517,000 in 1996. The decrease was primarily a result of increased levels of acquisitions and additions to properties in 1997 (primarily due to the Lutherville Station Shopping Center redevelopment project) and a decrease in proceeds from sales of properties.

    Net cash flow used in financing activities decreased by $9,823,000, to $1,510,000 in 1997 from $11,333,000 in 1996. The decrease was primarily a result of higher levels of net principal paydowns in 1996 of $10,532,000, partly offset by an increase in dividends paid of $964,000 in 1997.

    In order to qualify as a REIT for Federal income tax purposes, MART is required to pay dividends to its shareholders of at least 95% of its REIT taxable income. MART intends to pay these dividends from operating cash flows. While MART intends to distribute to its shareholders a substantial portion of its cash flows from operating activities, MART also intends to retain or reserve such amounts as it considers necessary from time to time for the acquisition or development of new properties as suitable opportunities arise and for the expansion and renovation of its shopping centers. Also, MART currently has a line of credit of at least $40,000,000 from a commercial bank. In September 1997, MART reached agreement in principle with its primary bank for an increase in its line of credit to $75,000,000. The projected new credit facility would be unsecured. The new credit facility is subject to completion of this offering and agreement on other terms.

    MART anticipates material commitments for capital expenditures to include, in the next two years, the development or redevelopment of four projects at an estimated cost of $22,500,000. MART expects to fund the development or redevelopment of projects and other capital expenditures with available net cash flows from operating activities and if necessary with construction loan financing, long term mortgage financing on unencumbered operating properties or the use of its line of credit.

    It is management's intention that MART continually have access to the capital resources necessary to expand and develop its business. Management cannot practically quantify MART's 1997 and 1998 cash requirements, but expects to meet its short-term liquidity requirements generally through available net cash flow provided by operations and short-term borrowings. To meet its long-term liquidity requirements, MART intends to obtain funds through additional equity offerings or long-term debt financing in a manner consistent with its intention to operate with a conservative debt capitalization policy. MART anticipates that the cash flow available from operations, together with cash from borrowings and equity offerings, will be sufficient to meet the capital and liquidity needs in both the short and long term.

                                 THE PROPERTIES

GENERAL

    MART owns and operates 26 neighborhood or community shopping centers, one enclosed regional mall and five additional retail and commercial properties. MART also owns seven undeveloped parcels of land aggregating approximately 140 acres. The Properties have a gross leasable area of approximately 3.9 million square feet and were 95% leased at July 31, 1997.

    The neighborhood or community shopping centers are designed to attract local area customers and typically provide daily necessities, consumer products or value-oriented merchandise through tenants such as supermarkets, drugstores, discount retailers, restaurants and vendors of consumer goods and services. Anchors of MART's centers include Giant Food, Safeway, Price Chopper, ShopRite, CVS Drug, Rite Aid Drug, RichFood, Valu Food, Kmart, Wal-Mart, and Toys "R" Us. Management believes that shopping centers of this type, relying upon repeat weekly visits by consumers, are less vulnerable to shifts in traffic patterns and population and less affected by the impact of economic recessions than other shopping centers.

    MART believes that the Middle Atlantic region of the United States, particularly the Baltimore-Washington standard metropolitan statistical area
(SMSA), offers a relatively stable and strong economy due to its location along the Interstate 95 corridor, which links the major population and job centers of the east coast of the United States. Management believes that MART's Properties are located in strong retail markets with good investment potential.

    At July 31, 1997, national and regional tenants which occupied approximately 76% of gross leasable area, generated base rentals which comprise approximately 70% of total base rentals. In most cases, tenants are responsible for either their proportionate share of property operating expenses or increases in property operating expenses over the base year of occupancy. The Properties are all adequately covered by insurance.

    As of July 31, 1997, MART's undeveloped land in Maryland and North Carolina totalled approximately 140 acres zoned for commercial use. One parcel is owned by a partnership of which MART owns a 67% interest. These properties are unencumbered and are expected to be sold or exchanged for appropriate real estate investments or developed as shopping centers in accordance with MART's investment strategy.

    The following table describes MART's Properties as of July 31, 1997:

                                                                                                             AVERAGE
                                                                                    GROSS        TOTAL       MINIMUM
                                                                    YEAR(S)       LEASABLE    ANNUALIZED    RENT PER
                                       PERCENT         YEAR          BUILT/         AREA        MINIMUM      LEASED       PERCENT
                                      OWNERSHIP      ACQUIRED     REDEVELOPED     (SQ. FT.)      RENT        SQ. FT.      LEASED
                                   ---------------  -----------  --------------  -----------  -----------  -----------  -----------
                                                    SHOPPING CENTER PROPERTIES
MARYLAND:
  BALTIMORE METROPOLITAN AREA:
Harford Mall and Business
  Center.........................           100%          1972*  1972/1984-96       615,000    $4,317,800   $    7.17           98%
Lutherville Station Shopping
  Center(1)......................           100           1993   1969/1997          284,000    1,381,100         6.18          100
Timonium Shopping Center.........           100           1997   1962/-             207,000    1,760,200         9.49           90
Perry Hall Shopping Center.......           100           1997   1965/1996          195,000    1,239,300         6.77           94
Enchanted Forest Shopping
  Center.........................           100           1997   1992/-             140,000    2,091,400        15.86           94
Wilkens Beltway Plaza Shopping
  Center.........................            93           1981*  1985-87/           132,000    1,810,200        13.90           98
                                                                 1991/1995
New Town Village Shopping
  Center.........................           100           1995*  1995/-             118,000    1,986,300        17.23           98
Ingleside Shopping Center........           100           1997   1963/1996          115,000    1,547,500        13.54           99
Shawan Plaza Shopping Center.....           100           1997   1991/-              95,000    1,607,800        16.94          100
Glen Burnie Village Shopping
  Center.........................           100           1997   1972/-              94,000      865,000        10.16           90
York Road Plaza Shopping Center..           100           1967*  1967/1996           91,000    1,264,600        14.07           99
Radcliffe Shopping Center at
  Towson.........................           100           1997   1988/1993           86,000    1,797,600        20.83          100
Rosedale Plaza Shopping Center...           100           1989   1972/-              73,000      399,500         6.77           81
Patriots Plaza Shopping
  Center(1)......................            50           1984*  1984/-              67,000      354,000         9.92           53
Rolling Road Plaza Shopping
  Center.........................           100           1973*  1973/1994           63,000      391,600         6.80           92
Timonium Crossing Shopping
  Center.........................           100           1997   1986/1996           60,000      894,600        16.85           89
Club Centre at Pikesville
  Shopping Center................           100           1997   1990/-              44,000      669,600        16.53           92

  EASTON:
Shoppes at Easton Shopping
  Center.........................           100           1994   1994/-             113,000    1,310,500        11.90           97

DELAWARE:
  WILMINGTON:
Brandywine Commons Shopping
  Center(1)......................           100           1995   1992/-             164,000    1,819,400        11.09          100

NEW YORK:
  COLONIE:
Colonie Plaza Shopping Center....           100           1987*  1987/-             140,000    1,034,300         7.61           97

  EAST GREENBUSH:
Columbia Plaza Shopping Center...           100           1988*  1988/1997          117,000      858,800         7.83           94

VIRGINIA:
  BURKE:
Burke Town Plaza Shopping
  Center(1)......................           100           1979*  1979-1982/1997     116,000    1,283,700        11.24           99

  FREDERICKSBURG:
Spotsylvania Crossing Shopping
  Center.........................            93           1987*  1987/1991          142,000    1,206,100         8.65           98

  HARRISONBURG:
Skyline Village Shopping
  Center.........................           100           1988*  1988/1992          127,000      876,200         7.16           97

  MANASSAS:
Sudley Towne Plaza Shopping
  Center.........................           100           1984*  1984/-             108,000      696,200         6.46          100

  PRINCE WILLIAM COUNTY:
Smoketown Plaza Shopping Center..            93           1987*  1987/1994          176,000    1,428.700         8.12          100

ARIZONA:
  PAGE:
Gateway Park Shopping Center.....           100           1991   1991/-              82,000      497,000         7.94           77


                                             MAJOR TENANTS
                                   ---------------------------------

MARYLAND:
  BALTIMORE METROPOLITAN AREA:
Harford Mall and Business
  Center.........................  Hecht's, Montgomery Ward, Best
                                     Buy
Lutherville Station Shopping
  Center(1)......................  Metro Food Market, Caldor,
                                   Circuit City
Timonium Shopping Center.........  Ames, Sony Theatres, Blockbuster
Perry Hall Shopping Center.......  Metro Food Market (on own pad),
                                     Rite Aid, Frank's Nursery &
                                     Crafts, Outback Steakhouse,
                                     Radio Shack
Enchanted Forest Shopping
  Center.........................  Safeway, Petco
Wilkens Beltway Plaza Shopping
  Center.........................  Giant Food, Provident Bank, Radio
                                     Shack
New Town Village Shopping
  Center.........................  Giant Food, Blockbuster,
                                   Starbucks
Ingleside Shopping Center........  Safeway, Rite Aid, First National
                                     Bank, Blockbuster
Shawan Plaza Shopping Center.....  Giant Food, Nationsbank,
                                   Provident Bank
Glen Burnie Village Shopping
  Center.........................  Rite Aid, Firestone, First
                                   National Bank, West Marine
York Road Plaza Shopping Center..  Giant Food, Firestone, Starbucks,
                                     Boston Market, Bruegger's
Radcliffe Shopping Center at
  Towson.........................  CVS Drug, CompUSA, Linens N'
                                     Things
Rosedale Plaza Shopping Center...  Valu Food, Rite Aid
Patriots Plaza Shopping
  Center(1)......................  Denny's, Dunkin Donuts'
Rolling Road Plaza Shopping
  Center.........................  AMF, Firestone
Timonium Crossing Shopping
  Center.........................  Bibelot, Cosmetic Center
Club Centre at Pikesville
  Shopping Center................  Blockbuster
  EASTON:
Shoppes at Easton Shopping
  Center.........................  Giant Food, Wal-Mart (on own pad)
DELAWARE:
  WILMINGTON:
Brandywine Commons Shopping
  Center(1)......................  ShopRite, Computer City, Sports
                                     Authority
NEW YORK:
  COLONIE:
Colonie Plaza Shopping Center....  Price Chopper, Pharmhouse
  EAST GREENBUSH:
Columbia Plaza Shopping Center...  Price Chopper, Ben Franklin
VIRGINIA:
  BURKE:
Burke Town Plaza Shopping
  Center(1)......................  Safeway, CVS Drug
  FREDERICKSBURG:
Spotsylvania Crossing Shopping
  Center.........................  Giant Food (on own pad), Kmart,
                                     CVS Drug
  HARRISONBURG:
Skyline Village Shopping
  Center.........................  Richfood, Toys "R" Us
  MANASSAS:
Sudley Towne Plaza Shopping
  Center.........................  Burlington Coat Factory
  PRINCE WILLIAM COUNTY:
Smoketown Plaza Shopping Center..  Hub Furniture, Frank's Nursery &
                                     Crafts
ARIZONA:
  PAGE:
Gateway Park Shopping Center.....  Bashas' Grocery and Drug Store,
                                     Wal-Mart (on own pad)

----------------------------------
* Developed by MART or its predecessor.

                                                                                                             AVERAGE
                                                                                    GROSS        TOTAL       MINIMUM
                                                                    YEAR(S)       LEASABLE    ANNUALIZED    RENT PER
                                       PERCENT         YEAR          BUILT/         AREA        MINIMUM      LEASED       PERCENT
                                      OWNERSHIP      ACQUIRED     REDEVELOPED     (SQ. FT.)      RENT        SQ. FT.      LEASED
                                   ---------------  -----------  --------------  -----------  -----------  -----------  -----------

                                             MAJOR TENANTS
                                   ---------------------------------

                     OTHER RETAIL AND COMMERCIAL PROPERTIES

MARYLAND:
  BALTIMORE METROPOLITAN AREA:
Orchard Square Medical Office....           100%          1997   1988/-              28,000    $ 430,100    $   16.42           94%

Southwest Mixed Use Property.....           100           1968*  1968/1984           25,000      139,600         5.63          100

  OTHER:
Waldorf Property.................           100           1979*  1979/-              31,000      106,000         3.46          100
Clinton Property(1)..............           100           1971*  1971/-              29,000       92,600         3.20          100

ILLINOIS:
Chicago Property.................           100           1978   1963/-              37,000      108,100         2.91          100

MARYLAND:
  BALTIMORE METROPOLITAN AREA:
Orchard Square Medical Office....  NA
Southwest Mixed Use Property.....  Shell Oil, Carrier/Otis, Potomac
                                   Air Gas
  OTHER:
Waldorf Property.................  AMF, Firestone
Clinton Property(1)..............  AMF, Suburban Bank
ILLINOIS:
Chicago Property.................  AMF

                                UNDEVELOPED LAND

                                                                                                        PERCENT        AREA IN
                                                                                                       OWNERSHIP        ACRES
                                                                                                    ---------------  -----------
MARYLAND:
  BALTIMORE METROPOLITAN AREA:
Dorsey Property...................................................................................           100%       19.4
Harford Property (Adjacent to Harford Mall).......................................................           100         3.0
Pulaski Property..................................................................................           100         3.0

  NORTH EAST:
North East Property...............................................................................           100        41.0

  SALISBURY:
Northwood Industrial Park.........................................................................            67        24.5

NORTH CAROLINA:
  BURLINGTON:
Burlington Commerce Park..........................................................................           100        41.0

  HILLSBOROUGH:
Hillsborough Crossing.............................................................................           100         8.0


                                                                                                           ZONING

                                                                                                    ---------------------

MARYLAND:
  BALTIMORE METROPOLITAN AREA:
Dorsey Property...................................................................................  Commercial

Harford Property (Adjacent to Harford Mall).......................................................  Light Industrial

Pulaski Property..................................................................................  Industrial

  NORTH EAST:
North East Property...............................................................................  Commercial/Residential

  SALISBURY:
Northwood Industrial Park.........................................................................  Industrial

NORTH CAROLINA:
  BURLINGTON:
Burlington Commerce Park..........................................................................  Commercial

  HILLSBOROUGH:
Hillsborough Crossing.............................................................................  Commercial


------------------------

(1) These properties are subject to ground leases; all of the land relating to the other properties listed above is owned in fee simple. The ground leases are subject to the following terms:

                                                               APPROXIMATE
                          PROPERTY                             ANNUAL RENT
-------------------------------------------------------------  ------------
  Lutherville Station Shopping Center........................   $   60,000
  Patriots Plaza Shopping Center.............................       59,700
  Brandywine Commons Shopping Center.........................      392,600
  Burke Town Plaza Shopping Center...........................       80,000
  Clinton Property...........................................       33,000


                          PROPERTY                                                 REMAINING LEASE TERM

-------------------------------------------------------------  -------------------------------------------------------------

  Lutherville Station Shopping Center........................  19 years plus six 10 year options.

  Patriots Plaza Shopping Center.............................  10 years plus two 10 year options.

  Brandywine Commons Shopping Center.........................  55 years plus two 10 year options.

  Burke Town Plaza Shopping Center...........................  34 years plus three 15 year renewal options.

  Clinton Property...........................................  29 years plus one 45 year renewal option.


    LEASE EXPIRATIONS. The following tables show lease expirations at the Properties for anchor and non-anchor tenants as of July 31, 1997, assuming that none of the tenants exercise their renewal options:

                               ANCHOR TENANTS(1)

                                                                                                  APPROXIMATE
                                                         PERCENT OF TOTAL                           AVERAGE
                                         APPROXIMATE      LEASABLE SQUARE      APPROXIMATE     ANNUAL BASE RENT
         LEASE              NUMBER         EXPIRING      FOOTAGE (7/31/97)   ANNUALIZED BASE    PER SQUARE FOOT
      EXPIRATION           OF LEASES    LEASED AREA IN    REPRESENTED BY       RENT UNDER       UNDER EXPIRING
         YEAR              EXPIRING      SQUARE FEET      EXPIRING LEASES    EXPIRING LEASES        LEASES
      -----------        -------------  --------------  -------------------  ---------------  -------------------
  1997.................            2           87,300              2.3%       $     208,300        $    2.39
  1998.................            1           24,000              0.7               70,200             2.93
  1999.................            4           67,500              1.8              480,200             7.11
  2000.................            1           40,500              1.1               63,800             1.58
  2001.................            5          103,300              2.8              442,000             4.28
  2002.................            6          258,100              6.9              554,400             2.15
  2003.................            4          232,000              6.2              487,800             2.10
  2004.................       --              --                --                 --                 --
  2005.................            3           51,300              1.4              462,500             9.02
  2006.................            3           79,400              2.1              811,400            10.22
Thereafter.............           29        1,420,900             38.0           12,505,100             8.80
                                  --
                                        --------------             ---       ---------------           -----
    TOTAL..............           58        2,364,300             63.3%       $  16,085,700        $    6.80
                                  --
                                  --
                                        --------------             ---       ---------------           -----
                                        --------------             ---       ---------------           -----


                          PERCENT OF TOTAL
                           ANNUALIZED BASE
         LEASE            RENT REPRESENTED
      EXPIRATION             BY EXPIRING
         YEAR                  LEASES
      -----------        -------------------
  1997.................             0.6%
  1998.................             0.2
  1999.................             1.3
  2000.................             0.2
  2001.................             1.2
  2002.................             1.5
  2003.................             1.4
  2004.................          --
  2005.................             1.3
  2006.................             2.2
Thereafter.............            34.5

                                    ---
    TOTAL..............            44.4%

                                    ---
                                    ---

------------------------

(1) Management defines anchor tenants as supermarkets, drug stores, national retailers or department store type tenants typically having a gross leasable area exceeding 10,000 square feet or, in management's opinion, having qualities necessary to be considered an anchor.

                               NON-ANCHOR TENANTS

                                                                                                 APPROXIMATE
                                                         PERCENT OF TOTAL                          AVERAGE        PERCENT OF TOTAL
                                         APPROXIMATE      LEASABLE SQUARE      APPROXIMATE    ANNUAL BASE RENT     ANNUALIZED BASE
         LEASE              NUMBER         EXPIRING      FOOTAGE (7/31/97)   ANNUALIZED BASE   PER SQUARE FOOT    RENT REPRESENTED
      EXPIRATION           OF LEASES    LEASED AREA IN    REPRESENTED BY       RENT UNDER      UNDER EXPIRING        BY EXPIRING
         YEAR              EXPIRING      SQUARE FEET      EXPIRING LEASES    EXPIRING LEASES       LEASES              LEASES
      -----------        -------------  --------------  -------------------  ---------------  -----------------  -------------------
  1997.................           77          151,900              4.1%       $   1,575,500       $   10.37                 4.3%
  1998.................           85          237,100              6.3            3,108,800           13.11                 8.6
  1999.................           92          202,700              5.4            3,316,800           16.36                 9.1
  2000.................           79          191,500              5.1            2,714,000           14.17                 7.5
  2001.................           83          188,500              5.0            2,868,000           15.21                 7.9
  2002.................           44          127,800              3.4            1,896,900           14.84                 5.2
  2003.................           14           76,800              2.1            1,188,500           15.48                 3.3
  2004.................           16           43,500              1.2              772,300           17.75                 2.1
  2005.................            8           25,600              0.7              454,700           17.76                 1.3
  2006.................           19           59,500              1.6            1,076,800           18.10                 3.0
Thereafter.............           25           68,500              1.8            1,207,400           17.63                 3.3
                                 ---    --------------             ---       ---------------         ------                 ---
    TOTAL..............          542        1,373,400             36.7%       $  20,179,700       $   14.69                55.6%
                                 ---    --------------             ---       ---------------         ------                 ---
                                 ---    --------------             ---       ---------------         ------                 ---

    MART's largest property is Harford Mall, an enclosed regional mall located in Harford County, a fast growing suburban county near Baltimore, Maryland. This property constitutes approximately 16% (as a percent of revenues as of July 31, 1997) of MART's property portfolio, and is comprised of the Mall, the Annex and an adjacent Business Center. The Mall is the largest shopping center facility in Harford County.

This facility was opened in 1972, expanded in 1977, renovated and remarketed in 1987, expanded in 1994 and redeveloped in 1996.

    The following table breaks out certain operating data with respect to Harford Mall, the Annex and Business Center (which data is included in the information set forth above as to all Properties):

                                                                                    YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------------------------
                                                                        1996       1995       1994       1993       1992
                                                                      ---------  ---------  ---------  ---------  ---------
Occupancy rate (at end of period)...................................         97%        94%(1)        99%        96%        97%
Base rent per square foot...........................................  $    6.27  $    6.07  $    6.13  $    6.30  $    5.98
Total rent per square foot..........................................  $    7.07  $    7.38  $    6.97  $    7.34  $    6.89

------------------------

(1) The occupancy rate for 1995 was lower due to redevelopment of the Annex at the end of that year.

    In 1994 Hecht's expanded its store from approximately 90,000 to 140,000 square feet at a total cost of approximately $9,000,000, of which MART's contribution was approximately $2,000,000. Hecht's and Montgomery Ward are the only two tenants in Harford Mall that occupy more than 10% of the gross leasable square footage. The base rent per year for Hecht's is $233,695; that lease expires on January 31, 2003, subject to five 5-year renewal options at fixed rents plus a percentage of sales. The base rent per year for Montgomery Ward is $56,232; that lease expires on February 28, 2002, subject to two 10-year renewal options with CPI increases.

    The following table breaks out lease and lease expiration data (which data is included in the information presented above for all Properties), for the Mall, Annex and adjacent Business Center as of July 31, 1997, assuming that none of the tenants exercise their renewal options:

                                                                                               APPROXIMATE
                                                        PERCENT OF TOTAL                         AVERAGE       PERCENT OF TOTAL
                                         APPROXIMATE     LEASABLE SQUARE     APPROXIMATE    ANNUAL BASE RENT    ANNUALIZED BASE
         LEASE              NUMBER         EXPIRING     FOOTAGE (7/31/97)  ANNUALIZED BASE   PER SQUARE FOOT   RENT REPRESENTED
      EXPIRATION           OF LEASES    LEASED AREA IN   REPRESENTED BY      RENT UNDER      UNDER EXPIRING       BY EXPIRING
         YEAR              EXPIRING      SQUARE FEET     EXPIRING LEASES   EXPIRING LEASES       LEASES             LEASES
      -----------        -------------  --------------  -----------------  ---------------  -----------------  -----------------
  1997.................            6           9,100              1.5%      $     127,900       $   14.05                3.0%
  1998.................           19          52,000              8.6             712,700           13.71               16.5
  1999.................           12          11,800              2.0             313,000           26.53                7.2
  2000.................           12          17,900              3.0             422,600           23.61                9.8
  2001.................            3           6,400              1.1             124,200           19.41                2.9
  2002.................            8         213,300             35.4             480,600            2.25               11.1
  2003.................            4         146,400             24.3             334,200            2.28                7.7
  2004.................            6          16,900              2.8             296,900           17.57                6.9
  2005.................            2           8,300              1.4             170,900           20.59                4.0
  2006.................            3          11,900              2.0             189,800           15.95                4.4
Thereafter.............            7         107,900             17.9           1,145,000           10.61               26.5
                                  --
                                             -------            -----      ---------------         ------              -----
    TOTAL..............           82         601,900            100.0%      $   4,317,800       $    7.17              100.0%
                                  --
                                  --
                                             -------            -----      ---------------         ------              -----
                                             -------            -----      ---------------         ------              -----

    Realty taxes for the tax year ended June 30, 1997 were $377,768, based on a rate of $2.55 per $100 of assessed value for Harford County and $1.10 per $100 of assessed value for the town of Bel Air.

ACQUIRED PROPERTIES

    The following table sets forth certain operating data with respect to the Acquired Properties made available to MART by the Pechter Group. Information prior to 1994 was unavailable.

                                                                                          YEARS ENDED DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
Occupancy rate (at end of period)....................................................         97%        93%        91%
Base rent per square foot............................................................  $   10.93  $   11.14  $   10.47
Total rent per square foot...........................................................  $   11.11  $   11.44  $   10.84

    The following table breaks out lease and lease expiration data (which data is included in the information presented above for all Properties) for the Acquired Properties as of July 31, 1997, assuming that none of the tenants exercise their renewal options:

                                                                                               APPROXIMATE
                                                        PERCENT OF TOTAL                         AVERAGE       PERCENT OF TOTAL
                                         APPROXIMATE     LEASABLE SQUARE     APPROXIMATE    ANNUAL BASE RENT    ANNUALIZED BASE
         LEASE              NUMBER         EXPIRING     FOOTAGE (7/31/97)  ANNUALIZED BASE   PER SQUARE FOOT   RENT REPRESENTED
      EXPIRATION           OF LEASES    LEASED AREA IN   REPRESENTED BY      RENT UNDER      UNDER EXPIRING       BY EXPIRING
         YEAR              EXPIRING      SQUARE FEET     EXPIRING LEASES   EXPIRING LEASES       LEASES             LEASES
      -----------        -------------  --------------  -----------------  ---------------  -----------------  -----------------
  1997.................           19           43,400             4.3%      $     564,700       $   13.01                4.4%
  1998.................           28           84,500             8.5           1,372,200           16.24               10.6
  1999.................           27           81,400             8.1           1,619,500           19.90               12.6
  2000.................           26          116,100            11.6           1,025,500            8.83                8.0
  2001.................           38          118,100            11.8           1,728,900           14.64               13.4
  2002.................           21           75,700             7.6           1,194,000           15.77                9.3
  2003.................            6           55,900             5.6             393,300            7.04                3.0
  2004.................            5           13,300             1.3             298,500           22.44                2.3
  2005.................            2           26,100             2.6             249,000            9.54                1.9
  2006.................            8           47,800             4.8             787,800           16.48                6.1
Thereafter.............           11          338,400            33.8           3,669,700           10.84               28.4
                                 ---    --------------          -----      ---------------         ------              -----
    TOTAL..............          191        1,000,700           100.0%      $  12,903,100       $   12.89              100.0%
                                 ---    --------------          -----      ---------------         ------              -----
                                 ---    --------------          -----      ---------------         ------              -----

    Realty taxes for the tax year ended June 30, 1997 amounted to approximately $980,400, based on a rate of $3.065 per $100 of assessed value for Baltimore County and $3.04 per $100 of assessed value for Howard County and $2.59 per $100 of assessed value for Anne Arundel County.

TENANTS

    MART benefits from a diversity of national and regional, financially strong tenants as anchors and other tenants in its properties. Tenants or anchors include Giant Food, Safeway, Price Chopper, ShopRite, CVS Drug, Rite Aid Drug, RichFood, Valu Food, Kmart, Hecht's (a division of May Department Stores), Toys "R" Us, Radio Shack and others. At July 31, 1997, no single tenant accounted for more than 2% of rentals, except Giant Food of Maryland, which represented approximately 9.7%, and Safeway, which represented approximately 3.5%.

RENTAL REVENUES

    A substantial portion of MART's income consists of rent received under long-term leases. In addition, MART receives payments from tenants of a pro-rata share of common area maintenance, real estate taxes and other operating costs or payments for increases of such expenses over and above various base year operating expenses. Most of the leases of retail properties contain provisions which entitle MART to receive percentage rents based on the tenants' gross sales or annual inflation adjustments, or both. As existing tenant leases expire or are renewed, MART seeks to increase rental rates as permitted by market conditions. MART believes that, as economic conditions in its operating areas improve, its ability to raise rental rates may be enhanced.

                                   MANAGEMENT

    The following table sets forth certain information regarding the Trustees and officers of MART:

NAME                           AGE                                          POSITION
-------------------------      ---      ---------------------------------------------------------------------------------

F. Patrick Hughes                  49   Trustee; President and Chief Executive Officer

Paul F. Robinson                   43   Executive Vice President, Secretary and General Counsel

Paul G. Bollinger                  37   Vice President, Controller and Principal Financial Officer

Eugene T. Grady                    49   Treasurer

Kimberly E. Foster                 34   Assistant Controller

LeRoy E. Hoffberger                72   Trustee; Chairman of the Board

Jack H. Pechter                    62   Trustee; Deputy Chairman

David F. Benson                    48   Trustee

Marc P. Blum                       55   Trustee

Robert A. Frank                    47   Trustee

M. Ronald Lipman                   58   Trustee

Daniel S. Stone                    52   Trustee

Bruce H. Preston                   45   Vice President-Acquisitions and Development

Michael C. Trenery                 40   Vice President-Acquisitions and Development

M. J. Brooke Webster               48   Vice President-Management

Scott D. Sellman                   32   Vice President-Leasing

Wilbur E. Simmons                  30   Assistant Director, Acquisitions and Development

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    MART has elected to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). In the opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, MART has been organized in conformity with the requirements for qualification as a REIT under the Code, and its method of operation has met and will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion, however, is based on various assumptions and is conditioned upon representations made by MART as to factual matters and the continuation of such factual matters. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon MART's ability to meet in its actual results for that tax year the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Code for qualification as a REIT, which results will not be reviewed by Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC. Accordingly, no assurance can be given that the actual results of MART for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although MART believes that it has operated in a manner which satisfies the REIT qualification requirements under the Code since its organization in 1993, no assurance can be given that MART's qualification as a REIT will not be challenged by the Internal Revenue Service for taxable years still subject to audit.

    For a discussion of material federal income tax consequences applicable to distributions to shareholders and MART's election to be taxed as a REIT, see "Federal Income Tax Considerations" in this Prospectus Supplement and the accompanying Prospectus.

    Prospective purchasers should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale of assets held for more than 18 months by individuals, trusts and estates. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

    The 1997 Act provides that, subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates realized after July 28, 1997, from the sale or exchange of assets held for more than 18 months is reduced to 20%, and the maximum rate is further reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. However, under the depreciation recapture rules where real property has been depreciated using an accelerated method, gain on the sale of such property equal to the difference between the accelerated depreciation allowable and the amount of depreciation which would have been claimed if the straight line method were utilized, is taxed as ordinary income. Long-term capital gain allocated to a shareholder by MART will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by MART. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act.

    The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years beginning after the date of enactment of the 1997 Act which, as to MART, is its taxable year commencing January 1, 1998. First, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing impermissible services does not exceed 1% of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services will be at least 150% of the direct cost to the REIT of providing those services. Second, certain non-cash income, including income from cancellation of indebtedness and original issue discount will be excluded from income in determining the amount of dividends that a REIT is required to distribute. Third, a REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT makes such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by a REIT on the undistributed net capital gains that were included in the shareholders' income, and such shareholders will receive an increase in the basis of their Shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. Fourth, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years. Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Legg Mason Wood Walker, Incorporated, Salomon Brothers Inc and Wheat First Butcher Singer are acting as representatives (the "Representatives"), have severally agreed to purchase from MART the following respective numbers of the Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Legg Mason Wood Walker, Incorporated.......................................
Salomon Brothers Inc.......................................................
Wheat, First Securities, Inc...............................................
                                                                             -----------------
Total......................................................................       3,500,000
                                                                             -----------------
                                                                             -----------------

    In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Shares offered hereby if any such Shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, such commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Representatives have advised MART that the Underwriters propose to offer the Shares offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers
at such price less a concession not in excess of $         per Share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $         per Share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters.

    MART has granted the Underwriters an option, which may be exercised within 30 days after the date of this Prospectus Supplement, to purchase up to an additional 525,000 Shares to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise the option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Shares to be purchased by it shown on the foregoing table bears to 3,500,000, and MART will be obligated, pursuant to the option, to sell such Shares to the Underwriters. If purchased, the Underwriters will sell such additional Shares on the same terms as those on which the 3,500,000 Shares are being offered.

    MART has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

    In addition, MART and each of its executive officers and Trustees have agreed with the Underwriters not to offer, sell, contract to sell or otherwise issue or dispose of Shares for the 90-day period following the offering, except that MART may issue new Shares pursuant to the exchange or conversion of outstanding securities, pursuant to employee benefit plans and in connection with future acquisitions.

    Until the distribution of the Shares is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase Shares. As an exception to these rules, in connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Shares. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Commission pursuant to which such persons may bid for or purchase Shares for the purpose of pegging, fixing or maintaining the market price of the Shares. The Underwriters may also create a short position for the account of the Underwriters by selling more Shares in connection with the offering than they are committed to purchase from MART, and in such case may purchase Shares in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein. In addition, the Representatives, on behalf of the Underwriters, also may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the offering) for the account of the other Underwriters, the selling concession with respect to Shares that are distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a "penalty bid" might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering. Neither MART nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, neither MART nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Certain of the Underwriters and their affiliates have from time to time performed, and may continue to perform in the future, various investment banking services for MART, for which customary compensation has been and will be received. In addition, Robert A. Frank, an officer of Legg Mason Wood Walker, Incorporated, serves as a member of the Board of Trustees of MART.

                                    EXPERTS

    The consolidated financial statements and schedules of MART, as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

    The combined financial statements of JHP Commercial Properties as of December 31, 1996, 1995 and 1994 and for the years then ended, have been incorporated by reference herein in reliance upon the report of Scheiner, Mister & Grandizio, P.A., independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for MART by Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, Baltimore, Maryland. In addition, the description of the federal income tax consequences contained in the accompanying Prospectus and this Prospectus Supplement under the caption "Federal Income Tax Considerations" is based upon the opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC. Certain legal matters related to the offering will be passed upon for the Underwriters by Wilmer, Cutler & Pickering, Washington, D.C.

PROSPECTUS

                                     [LOGO]

                                  $150,000,000
                           MID-ATLANTIC REALTY TRUST

            COMMON SHARES OF BENEFICIAL INTEREST AND DEBT SECURITIES

    Mid-Atlantic Realty Trust (the "Company") may from time to time offer and sell common shares of beneficial interest, par value $.01 per share (the "Common Shares"), and debt securities (the "Debt Securities"), with an aggregate public offering price not to exceed $150,000,000. The Common Shares and Debt Securities (collectively, the "Offered Securities") may be offered, separately or together, at prices and terms to be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Shares, the specific number of shares and issuance price per share; and (ii) in the case of Debt Securities, the specific title, aggregate principal amount, currency of denomination and payment, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Common Shares or preferred shares of beneficial interest, par value $.01 per share (the "Preferred Shares"), and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The Offered Securities may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." None of the Offered Securities may be sold by the Company through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

                            ------------------------

    SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 3, 1997

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of such site is http:\\www.sec.gov. The Company's Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "MRR" and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement (the "Registration Statement") on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Offered Securities, reference is made to the Registration Statement. The material provisions of any contract or other document referred to herein are described in this Prospectus; statements concerning the contents of such contracts and documents, however, are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to such Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company (File No. 1-12286) with the Commission are incorporated herein by reference:

    (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

    (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1996;

    (c) the description of the Common Shares included in the Company's Registration Statement on Form 8-A, dated August 24, 1993, and the information thereby incorporated by reference contained in the Company's Registration Statement on Form S-11, dated July 22, 1993 are hereby incorporated by reference into this Prospectus; and

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing such documents. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement, this Prospectus, or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Requests should be directed to the Secretary, 1302 Concourse Drive, Suite 204, Linthicum, Maryland 21090, telephone number (410) 684-2000.

                                  THE COMPANY

    Mid-Atlantic Realty Trust (the "Company"), is a fully integrated, self-administered, self-managed real estate investment trust ("REIT") which owns, leases, develops, redevelops and manages its retail shopping center facilities and commercial properties, primarily in the Middle Atlantic region of the United States. The Company owns and operates 25 commercial projects consisting of 19 neighborhood or community shopping centers, one enclosed large regional mall, one office complex and other commercial facilities, and eight undeveloped parcels (collectively, the "Properties"). The developed properties total approximately 3,126,000 square feet of gross leasable area, of which approximately 94% are in the states of Maryland, New York, Virginia and Delaware (the Middle Atlantic area), and 6% are in Arizona and Illinois. At December 31, 1996, approximately 96% of the developed properties were leased.

    The Company's primary objective is to manage its properties for long term cash flow growth. The Company's principal strategies are to grow the portfolio through the selective acquisition of additional properties in the Middle Atlantic region, redeveloping or developing retail properties on a selective basis, and when appropriate, divesting through the sale or exchange of non-strategic properties, primarily those located outside the Middle Atlantic region.

    The Company was incorporated in Maryland in June, 1993. The Company's executive offices are located at 1302 Concourse Drive, Suite 204, Linthicum, Maryland 21090, and its telephone number is (410) 684-2000.

                                  RISK FACTORS

    IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSIONS IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN AND IN ANY PROSPECTUS SUPPLEMENT. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN AND IN ANY PROSPECTUS SUPPLEMENT. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT BEFORE PURCHASING THE OFFERED SECURITIES.

REAL ESTATE INVESTMENT RISKS

    GENERAL. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income and capital appreciation generated by the related properties. If the properties do not generate sufficient income to meet operating expenses, including debt service, lease payments, capital expenditures and tenant improvements, the Company's income and ability to make distributions to its shareholders will be adversely affected. Income from properties may be adversely affected by the general economic climate, local conditions, such as oversupply of space or a reduction in demand for rental space in the area, the attractiveness of the properties to tenants, competition from other available space, the ability of the owner to provide adequate maintenance and insurance, increased operating costs (including real estate taxes) and the inability of a significant number of tenants to pay rent. Income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

    ABILITY TO RENT UNLEASED SPACE. The ability of the Company to rent unleased space is affected by many factors, including certain covenants typically found in leases with tenants in shopping center properties which restrict the use of other space at a property. In addition, in the event of a default by a lessee or sublessee in its obligations, the Company may experience delays in enforcing its rights as lessor or sublessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in acquiring and making substantial improvements or repairs to a property.

    RISK OF BANKRUPTCY OF TENANTS. At any time, a tenant of the Company's properties may seek the protection of the bankruptcy laws, which could result in the termination of such tenant's lease and cause a downturn in distributable cash flow of the Company. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due.

    CASUALTY. The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses, which may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Company could lose its investment, anticipated profits and cash flows from a property.

    DEBT FINANCING AND EXISTING DEBT MATURITIES. The Company is subject to the risks normally associated with debt financing, including the risks that the Company's funds from operations will be insufficient to meet required payments of principal and interest, that existing indebtedness on the properties (which will not necessarily have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, the Company's interest expenses would increase, which would adversely affect the Company's funds from operations and its ability to make distributions to shareholders. In addition, in the event the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of its properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash flow available for distribution of the Company.

    COMPETITION. There are numerous developers and real estate companies which compete with the Company in seeking properties for acquisition and tenants for vacant space, some of which may have greater financial resources than the Company. There can be no assurance that the Company will continue to compete favorably with such other companies.

    ENVIRONMENTAL MATTERS. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property may be held liable for costs of removal or remediation of certain conditions relating to the presence of hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and injuries to persons and adjacent property). These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefor could exceed the value of the property. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the owner's revenues.

    AMERICANS WITH DISABILITIES ACT. The properties and any newly developed or acquired properties must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. Compliance with the ADA requirements could require removal of structural barriers to handicapped access in certain public areas of the Company's properties, where such removal is readily achievable. The Company believes that the properties comply with all present requirements under the ADA and applicable state laws. Noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. If required changes involve a greater expenditure than the Company currently anticipates, or if the changes must be made on a more accelerated basis than it anticipates, the Company's ability to make expected distributions could be adversely affected. The Company believes that its competitors face similar costs to comply with the requirements of the ADA.

DEPENDENCE ON THE MIDDLE ATLANTIC AREA

    Approximately 94% of the properties' gross leasable area is located in the Middle Atlantic area. As a result, the Company will be affected more by any adverse economic conditions in the Middle Atlantic area than would a real estate company with properties in a number of different geographic areas.

NO LIMITATION IN ORGANIZATIONAL DOCUMENTS ON INCURRENCE OF DEBT

    The Board of Trustees of the Company currently has adopted a policy of limiting its secured indebtedness to 50% of the estimated value of its properties, but its Declaration of Trust does not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, the Company might incur. Accordingly, the Board of Trustees could alter or eliminate its current policy on borrowing. If this policy were to change, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's funds from operations and ability to make expected distributions to its shareholders and in an increased risk of default on its obligations.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the efforts of its executive officers, particularly F. Patrick Hughes, President and Chief Executive Officer of the Company. The loss of Mr. Hughes' services could have an adverse effect on the operations of the Company. The Company has key man insurance covering the life of Mr. Hughes in the amount of $1,000,000.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

    TAX LIABILITIES OF FAILURE TO QUALIFY AS A REIT. The Company is treated as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"). No assurance can be given that the Company will continue to operate in a manner enabling it to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determinations of various factual matters and circumstances not entirely within the Company's control. Furthermore, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company is not currently aware of any pending legislation which would affect its qualification as a REIT.

    If in any taxable year the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to shareholders because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions.

ANTI-TAKEOVER EFFECT OF OWNERSHIP LIMITATIONS

    In order to maintain its qualification as a REIT, not more than 50% of the Company's Common Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). To ensure that this rule is not violated and to safeguard the Company's qualification as a REIT, shareholders are subject to the Beneficial Ownership Limitations which restrict the ownership of more than 9.9% of the outstanding Common Shares, either in the aggregate or of any class, unless waived by the Trustees. In addition, the Constructive Ownership Limitations restrict the ownership, under the applicable attribution rules of the Code (which are different from those applicable with respect to the Beneficial Ownership Limitations), of more than 9.9% of the outstanding Common Shares either in the aggregate or of any class.

    These ownership restrictions have the collateral effect of deterring non-negotiated acquisitions of, and proxy fights for, the Company by a third party. Limiting the ownership of the Common Shares may discourage a change of control of the Company and may also (i) deter tender offers for the Common Shares, which offers may be attractive to the shareholders, (ii) limit the opportunity for shareholders to receive a premium for their Common Shares that might otherwise exist if an investor attempted to assemble a block of Common Shares in excess of 9.9% of the Common Shares, or (iii) limit the opportunity for shareholders to effect a change of control of the Company.

RISKS INHERENT IN DEVELOPMENT AND ACQUISITION ACTIVITIES

    The Company intends to continue development of its Properties and may acquire additional properties in the future. While the Company's policies with respect to development and acquisition activities are intended to limit some of the risks otherwise associated with those activities, the Company nevertheless will incur certain risks related to delays in construction and lease-up, costs of materials, financing availability, volatility in interest rates, labor availability, failure to achieve anticipated occupancy levels, and the failure of its Properties to perform as expected.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of the Company and its predecessor BTR Realty, Inc. (the "Predecessor"), for the periods indicated. The Predecessor was a publicly-held company and not a REIT. For purposes of calculating such ratio, "earnings" represent earnings (losses) from operations adjusted for sales of residential property net of the cost of residential property sold, plus fixed charges. "Fixed charges" represent interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). There were no Preferred Shares outstanding during any of the periods below indicated and therefore the ratio of earnings to combined fixed charges and Preferred Shares dividend requirements would have been the same as the ratio of earnings to fixed charges for each period indicated.

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                                                            YEARS ENDED DECEMBER 31,
                                                                  --------------------  ---------------------------------
                                                                    1996       1995       1995       1994        1993
                                                                  ---------  ---------  ---------  ---------     -----
Ratio of earnings to fixed charges(1):..........................       1.20       1.16       1.15       1.15      --


                                                                     1992         1991
                                                                     -----        -----
Ratio of earnings to fixed charges(1):..........................      --           --

------------------------

(1) The Company is the successor to the operations of BTR Realty, Inc., the predecessor company. The computations above use the Consolidated Financial Statements of Mid-Atlantic Realty Trust for the nine months ended September 30, 1996 and 1995, the years ended December 31, 1995, and 1994 and the period September 11, 1993 (commencement of operations) through December 31, 1993, and also include the Consolidated Financial Statements of BTR Realty, Inc. for the periods January 1, 1993 through September 10, 1993, and for the years ended December 31, 1992 and 1991. For the years ended December 31, 1993, 1992 and 1991, the ratio of earnings to fixed charges was less than one-to-one coverage. The approximate dollar amounts necessary to cover the deficiency in those periods are as follows: 1993--$2,054,000; 1992--$2,873,000; and 1991--$6,637,000.

                                USE OF PROCEEDS

    Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes which may include acquiring additional properties as suitable opportunities arise, making improvements to properties, repaying certain then-outstanding secured or unsecured indebtedness and for working capital.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

    The Debt Securities will be unsecured general obligations of the Company, subject to the rights of holders of mortgages and other secured indebtedness of the Company. The Debt Securities may be issued under one or more indentures, each dated as of a date before the issuance of the Debt Securities to which it relates and in the form that has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. Each such indenture (collectively, the "Indenture") will be entered into between the Company and a trustee (the "Trustee"), which may be the same Trustee. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities are summaries of the provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

TERMS

    The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the particular Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

    Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company's Board of Trustees or as set forth in the applicable Indenture or one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

    Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

    The following summaries set forth certain general terms and provisions of the Indenture and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

    (1) the title of such Debt Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Shares or Preferred Shares, or the method by which any such portion shall be determined;

    (4) if convertible, any applicable limitations on the ownership or transferability of the Common Shares or Preferred Shares into which such Debt Securities are convertible;

    (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) the place or places where the principal of (and premium, if any), and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion, or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

    (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) whether the amount of payments of principal of (and premium, if any), and interest, if any, on such Debt Securities, may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the events of default or covenants set forth in the Indenture;

    (14) provisions, if any, for collateral security for repayment of such Debt Securities;

    (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

    (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (17) the applicability, if any, of defeasance and covenant defeasance provisions of the applicable Indenture;

    (18) the terms, if any, upon which such Debt Securities may be convertible into Common Shares or Preferred Shares of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and conversion period;

    (19) whether and under what circumstances the Company will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

    (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

    The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Except as set forth in the applicable Indenture, the Debt Securities will contain provisions which would limit the ability of the Company to incur indebtedness. These provisions afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change in control. See "Description of Capital Stock--Restrictions on Ownership and Transfer." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of any series may be issued, in whole or in part, in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Global Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged, in whole or in part, for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange, except as a whole by the Global Depositary for such Global Security to a nominee of such Global Depositary or by a nominee of such Global Depositary to such Global Depositary or another nominee of such Global Depositary or by such Global Depositary or any nominee to a successor Global Depositary or a nominee of such successor Global Depositary and except in the circumstances described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements, although no assurance can be given that such will be the case.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, which are to be represented by a Global Security, to be deposited with or on behalf of a Global Depositary, will be represented by a Global Security registered in the name of such Global Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with, or on behalf of, the Global Depositary for such Global Security, the Global Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Global Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents for the sale of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Global Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such ownership interests within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    So long as the Global Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Global Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Except as set forth below, unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Global Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action that a holder is entitled to give or take under the applicable Indenture, the Global Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    If the Global Depositary for Debt Securities of a series is at any time unwilling, unable or ineligible to continue as Global Depositary and a successor Global Depositary is not appointed by the Company within 90 days or an Event of Default under the applicable Indenture has occurred and is continuing, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing the Debt Securities of such series. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Global Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interest, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as registered securities).

    Principal of, and any premium and interest on, a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

    If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, such series will be convertible into Common Shares or other securities on the terms and conditions set forth therein. Such terms shall include provisions as to whether conversion is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities of the Company to be received by the holders of Debt Securities would be calculated according to the market price of the Common Shares or other securities of the Company as of a time stated in the Prospectus Supplement. Certain restrictions on ownership apply to the beneficial ownership and conversion of such Convertible Debt Securities (as hereinafter defined). See "Description of Capital Stock--Restrictions on Ownership and Transfer."

    If the Debt Securities of a particular series are to be convertible ("Convertible Debt Securities") then, unless otherwise provided in the applicable Prospectus Supplement, the following general terms will apply with respect to such series of Convertible Debt Securities: The holders of the Convertible Debt Securities will be entitled at any time prior to maturity, subject to prior redemption, to convert the Convertible Debt Securities or portions thereof (which will be $1,000 or multiples thereof) into Common Shares at the conversion price set forth in the appropriate accompanying Prospectus Supplement (subject to adjustments as described below). No payment or adjustment will be made for accrued interest on converted Convertible Debt Securities. If any Convertible Debt Securities not called for redemption are converted between a record date for the payment of interest and the next succeeding interest payment date, such Convertible Debt Securities must be accompanied by funds equal to the interest payable to the registered holder on such interest payment date on the principal amount so converted. The Company will not issue fractional Common Shares upon conversion of Convertible Debt Securities and, instead will pay cash for the fractional Common Share based upon the current market price of the Common Shares on the last trading day prior to the conversion date. If the Convertible Debt Securities are called for redemption, conversion rights will expire at the close of business on the redemption date, unless the Company defaults in payment due upon such redemption.

    The conversion price will be subject to adjustment under certain conditions including: (i) the payment of dividends (and other distributions) in Common Shares; (ii) subdivisions, combinations and reclassifications of the Common Shares, (iii) the issuance to all or substantially all shareholders of rights or warrants entitling them to subscribe for or purchase Common Shares at a price per share (or having a conversion price per share) less than the conversion price or the then current market; and (iv) distributions to all or substantially all holders of any shares of any class other than the Common Shares of evidences of indebtedness or assets (including securities, but excluding rights, warrants, dividends and distributions specified in the Indenture) of the Company. The foregoing is subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion rate of at least 1%. Notwithstanding the foregoing, no adjustment will be required if holders of the Convertible Debt Securities receive notice of, and are allowed to participate in, such transactions, and no adjustment will be required for rights to purchase Common Shares pursuant to a Company plan for reinvestment of dividends or interest, or for a change in the par value of the Common Shares. To the extent that Convertible Debt Securities become convertible into cash, no adjustment will be required thereafter as to cash. In the event the Company shall effect any capital reorganization or reclassification of its shares or shall consolidate or merge with or into any other entity (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer substantially all its assets to any other entity, the registered owners of the Convertible Debt Securities shall, if entitled to convert such Convertible Debt Securities at any time after such transaction, receive upon conversion thereof, in lieu of each Common Share into which the Convertible Debt Securities would have been convertible prior to such transaction, the same kind and amount of securities, cash or property as shall have been issuable or distributable had the Convertible Debt Securities been converted immediately prior to such transaction.

    A conversion price adjustment made pursuant to the provisions of the Convertible Debt Securities might result in a constructive distribution to the holders of Common Shares that would be subject to taxation as a dividend. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Trustees deems advisable to avoid or diminish any income tax to holders of Common Shares resulting from any dividend or distribution of Common Shares (or rights to acquire Common Shares) or from any event treated as such for income tax purposes. The Board of Trustees also has the authority to resolve any ambiguity or correct any error relating to adjustment of the conversion price of the Convertible Debt Securities, and its actions in so doing shall be final and conclusive.

    Fractional Common Shares will not be issued upon conversion; the Company will pay cash in lieu of fractional Common Shares based upon the then current market price of the Common Shares.

    The holders of Convertible Debt Securities at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Convertible Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Convertible Debt Securities surrendered for conversion during the period from the close of business on any record date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Convertible Debt Securities who convert Convertible Debt Securities on an interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of Convertible Debt Securities for conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for interest accrued on the Convertible Debt Securities or for dividends on the Common Shares.

    Notwithstanding the foregoing, a Convertible Debt Securities Holder may not convert any Convertible Debt Securities into Common Shares if as a result of such conversion the Convertible Debt Securities Holder or any other person having an interest in his Convertible Debt Securities would or, in the determination of the Board of Trustees, might then be deemed to, own Excess Shares. See "Description of Capital Stock--General--Excess Shares."

SUBORDINATION OF CONVERTIBLE DEBT SECURITIES

    The indebtedness evidenced by the Debt Securities will be subordinated and junior in right of payment to the extent set forth in the Indenture to the prior payment in full of all amounts then due on all Senior Indebtedness (as defined in the Indenture). No payment shall be made by the Company on account of principal of (or premium, if any) or interest on the Debt Securities or on account of the purchase or other acquisition of Debt Securities, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof, or with respect to the payment of any Senior Indebtedness and such default shall be the subject of a judicial proceeding or the Company shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of (and premium, if any) and interest on the Debt Securities may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived.

    Upon any acceleration of the principal of the Debt Securities or any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of the Debt Securities or the Trustee are entitled to receive or retain any assets so distributed in respect of the Debt Securities. By reason of this provision, in the event of insolvency, holders of the Debt Securities may recover less, ratably, than holders of Senior Indebtedness.

    "Senior Indebtedness" will be defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of secured Indebtedness (as defined) or Indebtedness for money borrowed, whether any such Indebtedness exists as of the date of the Indenture or is created, incurred, assumed or guaranteed after such date. There is no limit on the amount of Senior Indebtedness that the Company may incur.

    "Indebtedness" with respect to any Person will be defined to mean:

    (i) any debt (a) for money borrowed, (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations) given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but shall not include any account payable or other obligation created or assumed by a Person in the ordinary course of business in connection with the obtaining of materials or services, or
(c) which is a direct or indirect obligation, which arises as a result of banker's acceptances or bank letters of credit issued to secure obligations of such Person, or to secure the payment of revenue bonds issued for the benefit of such Person, whether contingent or otherwise;

    (ii) any debt of others described in the preceding clause (i) which such Person has guaranteed or for which it is otherwise liable;

    (iii) the obligation of such Person as lessee under any lease of property which is reflected on such Person's balance sheet as a capitalized lease; and

    (iv) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (i), (ii) and (iii), provided, however, that, in computing the "Indebtedness" of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository in trust money (or evidences of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such Person.

OPTIONAL REDEMPTION

    Unless otherwise provided in the applicable Prospectus Supplement, the Debt Securities will be subject to redemption, as a whole or in part, at any time and from time to time, at the option of the Company upon at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount thereof, plus interest accrued to the date of redemption. The Debt Securities will not be redeemable prior to the date, if any, specified in the applicable Prospectus Supplement; provided, however, the Debt Securities will be subject to redemption, in whole or in part, at any time at the option of the Company, if in the opinion of the Company, such redemption is reasonably prudent to protect the Company's status as a REIT, at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. The Company may exercise this redemption power solely with respect to the securities of the security holder or holders which pose a threat to the Company's REIT status to the extent deemed necessary by the Company's Board of Trustees to preserve such status. The Company may at any time buy Debt Securities on the open market at prices which may be greater or less than the optional redemption price listed above.

DIVIDENDS, DISTRIBUTIONS AND ACQUISITIONS OF CAPITAL SHARES

    Other than as the Company determines is required to maintain its status as a REIT, the Company may not (i) declare or pay any dividend, or make any distribution on its Common Shares to its shareholders (other than dividends) or
(ii) purchase, redeem or otherwise acquire or retire for value any of its Common Shares or any warrants, rights or options to purchase or acquire any Common Shares (other than the Debt Securities or any other convertible indebtedness of the Company that is neither secured nor subordinated to the Debt Securities), if at the time of such action an Event of Default has occurred and is continuing or would exist immediately after such action.

MODIFICATION OF THE INDENTURE

    The Company and the Indenture Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of at least 66 2/3% in principal amount of the outstanding Debt Securities. However, without the consent of each Debt Securities Holder affected, an amendment may not: (i) reduce the amount of Debt Securities whose holders must consent to an amendment;
(ii) reduce the rate or extend the time for payment of interest on any Debt Securities; (iii) reduce the principal or redemption price of or extend the fixed maturity of any Debt Securities; (iv) waive a default in the payment of the principal of (and premium, if any, on), interest on or redemption amounts with respect to any Debt Securities; (v) make any Debt Securities payable in money other than that stated in the Debt Securities; (vi) change the provisions of the Indenture regarding the right of a majority of Debt Securities Holders to waive defaults under the Indenture, impair the right of any Debt Securities Holder to institute suit for the enforcement of any payment of principal of and interest on the Debt Securities on and after their respective due dates, or modify any provisions of the Indenture relating to the modification, supplement and amendment of the Indenture or waivers of past defaults, except as otherwise specified; (vii) make any change that adversely affects the right to convert any Debt Security; or (viii) make any change regarding the subordination of the Debt Securities.

    No consent of Debt Securities Holders will be required for the Company to consolidate with or merge into or transfer or lease substantially all of its assets to another corporation or trust which assumes the obligations of the Company under the Indenture and Debt Securities or for any reorganization within the meaning of Section 368(a) of the Code; nor shall any such consent of Debt Securities Holders be required for any amendment of the Indenture or the Debt Securities by the Company and the Indenture Trustee to cure any ambiguity, defect or inconsistency, or to provide for uncertificated Debt Securities in addition to certificated Debt Securities, or to make any change that does not adversely affect the right of any Debt Securities Holder.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    The Indenture will provide that the following events will constitute "Events of Default": (i) default in the payment of interest on the Debt Securities when due and payable, which default continues for 30 days; (ii) default in the payment of principal (and premium, if any) when due, at maturity, upon redemption or otherwise, which default continues for 15 business days; (iii) failure to perform any other covenant of the Company contained in the Indenture or the Debt Securities which continues for 60 days after written notice as provided in the Indenture; and (iv) certain events of bankruptcy, insolvency or reorganization relating to the Company. If an Event of Default shall occur and be continuing, the Indenture Trustee or the holders of a majority in aggregate principal amount of the outstanding Debt Securities may declare the Debt Securities due and payable.

    The Indenture will provide that the Indenture Trustee may require indemnity satisfactory to it before it enforces the Indenture. Subject to certain limitations, holders of a majority in principal amount of the Debt Securities may direct the Indenture Trustee in its exercise of any trust or power. The Indenture will provide that the Indenture Trustee shall, within 90 days after it receives notice of an Event of Default, give to the Debt Securities Holders notice of all uncured defaults known to it, but the Indenture Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such holders, except in the case of a default in the payment of the principal of (or premium, if any), or interest on, any of the Debt Securities.

    The Indenture will provide that the holders of a majority in principal amount of the outstanding Debt Securities may direct the time, method and place of conducting any proceedings for any remedy available to the Indenture Trustee or exercising any trust or power conferred on the Trustee. The right of a holder to institute a proceeding with respect to the Indenture will be subject to certain conditions precedent including notice and indemnity to the Trustee, but the holder has an absolute right to receipt of principal of (and premium, if any), and interest on, such holder's Debt Securities on or after the respective due dates expressed in the Debt Securities, and to institute suit for the enforcement of any such payments.

    The holders of a majority in principal amount of the outstanding Debt Securities may, on behalf of the holders of all Debt Securities, waive certain past defaults except a default in payment of the principal of (or premium, if any), or interest on, any Debt Securities or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Debenture affected thereby.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

    The Company may merge or consolidate with, or sell, transfer or lease all or substantially all of its assets to any other entity, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) shall be a corporation or trust organized and existing under the laws of the United States or a state or territory thereof (although it may, in turn, be owned by a foreign entity) and such entity shall expressly assume by supplemental indenture all the obligations of the Company under the Debt Securities and the Indenture; (ii) immediately after giving effect to such transaction no Event of Default shall have occurred and be continuing; and (iii) the Company shall have delivered to the Indenture Trustee an officer's certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the Indenture.

                          DESCRIPTION OF CAPITAL STOCK

    The summary of the terms of the capital stock set forth below does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Company's Declaration of Trust and the Company's Bylaws.

GENERAL

    The Company's Declaration of Trust authorizes it to issue up to 102,000,000 shares, consisting of 100,000,000 of Common Shares and 2,000,000 of Preferred Shares, and such other types or classes of shares of beneficial interest as the Trustees may create and authorize from time to time. No Preferred Shares are outstanding and the Company has no present plans to issue any Preferred Shares.

    The Declaration of Trust also provides that, subject to the provisions of any class or series of the Common Shares other than Common Shares then outstanding, the shareholders of the Company shall be entitled to vote only on the following matters: (a) election or removal of Trustees; (b) amendment of the Declaration of Trust; (c) termination of the Company; and (d) merger, consolidation or share exchange of the Company or the sale or disposition of all or substantially all of the Company's assets. Except for the election or removal of Trustees, which requires the approval of holders of a majority of the Common Shares present at a meeting at which a quorum is present, each of the other matters requires the affirmative approval of holders of two-thirds of the Common Shares issued and outstanding and entitled to vote upon the matter. Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Trustees.

    Both Maryland statutory law governing REITs and the Declaration of Trust provide that no shareholder will be personally liable for any obligation of the Company. Pursuant to the Declaration of Trust, the Company's Bylaws further provide that the Company shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder, and that the Company shall reimburse each shareholder for all legal and other expenses reasonably incurred by him in connection with any such claim or liability. In addition, it will be the Company's policy to include a clause in its contracts which provides that shareholders assume no personal liability for obligations entered into on behalf of the Company. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholder may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Company. Inasmuch as the Company will carry public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders.

    The transfer agent and registrar for the Common Shares is the Continental Stock Transfer and Trust Company, located in New York, New York.

    COMMON SHARES. Each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Shares can elect all of the Trustees then standing for election. Holders of Common Shares are entitled to such distributions as may be declared, from time to time, by the Trustees out of funds legally available therefor.

    Holders of Common Shares have no conversion, redemption or preemptive rights to subscribe for any securities of the Company. All outstanding Common Shares will be fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Shares will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferential rights of the Preferred Shares, if any.

    Common Shares shall have equal dividend, distribution, liquidation and other rights, and shall have no preference, preemptive, appraisal, conversion or exchange rights.

    PREFERRED SHARES. The Preferred Shares authorized by the Company's Declaration of Trust may be issued, from time to time, in one or more series in such amounts and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption as may be fixed by the Trustees. Under certain circumstances, the issuance of Preferred Shares could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of the Common Shares. No Preferred Shares are outstanding and the Company has no present plans to issue any Preferred Shares.

    CLASSIFICATION OR RECLASSIFICATION OF COMMON SHARES OR PREFERRED
SHARES. The Declaration of Trust authorizes the Trustees to classify or reclassify any unissued Shares, including Common Shares or Preferred Shares, by setting or changing the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any such Shares.

    EXCESS SHARES. The Declaration of Trust provides that no holder may own, or be deemed to own under the applicable attribution rules of the Code, Common Shares in excess of the Beneficial Ownership Limitations or the Constructive Ownership Limitations (the "Ownership Limit"), and that no purported transfer of Common Shares may be given effect if it results in ownership of all of the outstanding Common Shares by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code (a "Prohibited Transfer"). In the event of a purported transfer or other event that would, if effective, result in Common Share ownership in violation of the Ownership Limit, the number of Common Shares in excess of the Ownership Limit would automatically be converted into "Excess Shares." Excess Shares are Common Shares automatically transferred to a special trust to be maintained by the Company in respect of each such transfer to the extent necessary to ensure that the purported transfer or other event does not result in Common Share ownership in violation of the Ownership Limit.

    A purported transferee of Common Shares converted into Excess Shares is not entitled to voting rights, except to the extent required by law, or to any dividends, distributions or other rights as a shareholder. If, after the purported transfer or other event resulting in a conversion of Common Shares into Excess Shares and prior to the discovery thereof by the Company, dividends or distributions are paid with respect to such Common Shares, then such dividends or distributions are to be repaid to the Company upon demand. Excess Shares will be held in trust by the Company for the benefit of the ultimate transferee of an interest in such trust. While Excess Shares are held in trust, an interest in that trust may be transferred by the purported transferee or other purported holder with respect to such Excess Shares only to a person whose ownership of the Common Shares will not violate the Ownership Limit and to whom such transfer will not constitute a Prohibited Transfer, at which time the Excess Shares will be automatically converted into Common Shares of the same type and class as the Common Shares for which the Excess Shares were originally converted. The Declaration of Trust contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Shares may not receive in return for such a transfer an amount that reflects any appreciation in the Common Shares for which such Excess Shares were converted during the period that such Excess Shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be turned over to the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    For the Company to qualify as a REIT under the Code, not more than 50% of its outstanding Common Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year; the Common Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax Considerations--Federal Income Taxation of the Company"). Because the Trustees believe it is essential for the Company to continue to qualify as a REIT, the Declaration of Trust contains provisions that restrict the ownership and transfer of Common Shares. The Declaration of Trust contains a number of provisions which restrict the ownership and transfer of Common Shares and which are designed to safeguard the Company against an inadvertent loss of REIT status. In order to prevent any shareholder from owning Common Shares in an amount which would cause more than 50% in number or value of the outstanding Common Shares of the Trust to be held by five or fewer individuals after the offering, the Declaration of Trust contains Beneficial Ownership Limitations that, with certain exceptions, restrict shareholders from owning, under the applicable attribution rules of the Code, more than 9.9% of the outstanding Common Shares, in number or value, either in the aggregate or of any class.

    Shareholders who own, under the attribution rules of the Code that apply for purposes of the Beneficial Ownership Limitations, more than 9.9% of the outstanding Common Shares, in number or value, either in the aggregate or of any class shall be required to provide the Company with information concerning their ownership of Common Shares. In the event that such a shareholder does not provide the Company with such information and, as a result, five or fewer persons would, but for the exchange described below, own, under the attribution rules of the Code that apply for purposes of the Beneficial Ownership Limitations, more than 49.9% of the Common Shares, then, to the extent necessary to prevent such ownership from exceeding 49.9%, Common Shares owned by such shareholder in excess of 9.9% under the applicable attribution rules will be automatically converted into Excess Shares on the day prior to the date that such ownership would otherwise have risen above 49.9%, with the result that such shareholder will not be entitled to the benefits associated with the ownership of the Common Shares exchanged for any period following the automatic exchange. See "Description of Capital Stock--General--Excess Shares" above.

    Shareholders should be aware that events other than a purchase or other transfer of Common Shares can result in ownership, under the applicable attribution rules of the Code, of Common Shares in excess of the Beneficial Ownership Limitations. For instance, if two shareholders, each of whom own, under the applicable attribution rules of the Code, 5% of the outstanding Common Shares, were to marry, then after their marriage both shareholders would own, under the applicable attribution rules of the Code, 10% of the outstanding Common Shares, which is in excess of the Beneficial Ownership Limitation for Common Shares. Similarly, if a shareholder who owns 9% of the Common Shares also owns 50% of a corporation which owns 8% of the Common Shares, then the shareholder would own, under the applicable attribution rules of the Code, 13% of the outstanding Common Shares (one-half of the 8% owned by the corporation, plus the 9% owned by the shareholder). Shareholders should consult their own tax advisers concerning the application of the attribution rules of the Code in their particular circumstances.

    Under the Code, rental income received by a REIT from persons in which the REIT is treated, under the applicable attribution rules of the Code, as owning a 10% or greater interest does not constitute qualifying income for purposes of the income requirements that REITs must satisfy. See "Federal Income Tax Considerations--Federal Income Taxation of the Company--Income Tests." For these purposes, a REIT is treated as owning any stock owned, under the applicable attribution rules of the Code, by a person that owns 10% or more of the value of the outstanding shares of the REIT. Therefore, in order to ensure that rental income of the Company will not be treated as nonqualifying income under the rule described above, and thus to ensure that there will not be an inadvertent loss of REIT status as a result of the ownership of Common Shares by a tenant, or a person that holds an interest in a tenant, the Declaration of Trust also contains Constructive Ownership Limitations that restrict, with certain exceptions, shareholders from owning, under the applicable attribution rules of the Code (which are different from those applicable with respect to the Beneficial Ownership Limitations), more than 9.9% of the outstanding Common

Shares, in number or value, either in the aggregate or of any class. Subject to certain exceptions, the Declaration of Trust also contains restrictions that are designed to ensure that the shareholders who own, under the applicable attribution rules of the Code, Common Shares in excess of the Constructive Ownership Limitations will not, in the aggregate, own an interest in a tenant or subtenant of the REIT of sufficient magnitude to cause rental income received, directly or indirectly, by the REIT from such tenant or subtenant to be treated as nonqualifying income for purposes of the income requirements that REITs must satisfy.

    Shareholders should be aware that events other than a purchase or other transfer of Common Shares can result in ownership, under the applicable attribution rules of the Code, of Common Shares in excess of the Constructive Ownership Limitation. As the attribution rules that apply with respect to the Constructive Ownership Limitations differ from those that apply with respect to the Beneficial Ownership Limitations, the events other than a purchase or other transfer of Common Shares which can result in Common Share ownership in excess of the Constructive Ownership Limitations can differ from those which can result in Common Share ownership in excess of the Beneficial Ownership Limitations. Shareholders should consult their own tax advisers concerning the application of the attribution rules of the Code in their particular circumstances.

    For purposes of calculating the Common Shares owned by a shareholder to determine the applicability of the Beneficial Ownership Limitations and the Constructive Ownership Limitations, the beneficial ownership rules contained in Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended, will be applied. Accordingly, all rights to acquire Common Shares and all securities convertible into Common Shares will be deemed to have been exercised or converted, as the case may be.

    The Trustees may waive the Beneficial Ownership Limitations or the Constructive Ownership Limitations, including the limitations applicable to holders who own in excess of 9.9% either in the aggregate or of the Common Shares of any class, if evidence satisfactory to the Trustees and the Company's tax counsel is presented showing that such waiver will not jeopardize the Company's status as a REIT under the Code and will not otherwise adversely affect the Company. As a condition of such waiver, an intended transferee must give written notice to the Company and must furnish such opinions of counsel, affidavits, undertakings, agreements and information as may be required by the Trustees. If, in the opinion of management, the requested waiver raises significant issues which could adversely affect the status of the Company as a REIT for federal income tax purposes, then the Trustees will require an opinion of counsel with respect to such issues prior to granting the waiver. The foregoing restrictions on transferability and ownership will not apply if the Trustees determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. Any transfer of Common Shares or any security convertible into Common Shares that would (i) create a direct or indirect ownership of Common Shares in excess of the Beneficial Ownership Limitations or the Constructive Ownership Limitations, (ii) result in the Common Shares being owned by fewer than 100 persons, or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the Common Shares.

    The Declaration of Trust provides that the Company, by notice to the holder thereof, may purchase any or all Excess Shares resulting from any transfer or other event. The price at which the Company may purchase such Excess Shares shall be equal to the lesser of (i) in the case of Excess Shares resulting from a purported transfer for value, the price per share in the purported transfer that caused the automatic exchange for such Excess Shares or, in the case of Excess Shares resulting from some other event, the market price of such Common Shares on the date of the automatic conversion into Excess Shares, or (ii) the market price of such Common Shares on the date the Company accepts the offer to purchase such Excess Shares. Any dividend or distribution paid to a proposed transferee on Excess Shares prior to the discovery by the Company that such Common Shares have been transferred in violation of the provisions of the Company's Declaration of Trust shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Shares may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Shares and to hold such Excess Shares on behalf of the Company.

    All persons who own, directly or by virtue of the attribution provisions of the Code, more than 9.9% in number or value either in the aggregate or of any class of the outstanding Common Shares must give a written notice to the Company containing the information specified in the Declaration of Trust by January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of beneficial interests as the Trustees deem necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    To maintain its qualification as a REIT for federal income tax purposes, the outstanding shares of a REIT may not be held by fewer than 100 persons. In addition, the REIT must not be "closely held" within the meaning of Section 856(h) of the Code. In order to ensure compliance with these conditions, the Declaration of Trust provides that any purported Prohibited Transfer which would result in the Common Shares being held by less than 100 persons, or would result in the Company being "closely held," will be void and have no force or effect. Consequently, the transferor will retain all rights to such Common Shares notwithstanding any purported assignment or transfer on the books of the Company. As a result, the original transferor will be entitled to receive from any purported transferee dividends and distributions paid by the Company in respect of such Common Shares.

    The Ownership Restrictions may have the effect of precluding acquisition of control of the Company unless the Trustees determine that maintenance of REIT status is no longer in the best interests of the Company.

      CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE COMPANY'S DECLARATION
                              OF TRUST AND BYLAWS

    The following discussion summarizes certain provisions of Maryland law and the Company's Declaration of Trust and Bylaws. This summary does not purport to be complete and reference is made to Maryland law and the Company's Declaration of Trust and Bylaws for complete information.

BOARD OF TRUSTEES

    The Company's Declaration of Trust provides that the number of trustees of the Company cannot be less than three nor more than 15. The Declaration of Trust and Bylaws provide that an annual meeting of shareholders be held to elect the Trustees who will serve for the ensuing year and until their successors are duly elected and qualify. Any vacancy (including a vacancy created by an increase in the number of trustees) will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the Trustees. The Trustees will each serve for a term of one year (except that an individual who has been elected to fill a vacancy will hold office only for the unexpired term of the trustee he is replacing); provided, however, under the terms of the Company's Declaration of Trust, the Trustees may, at any time and from time to time, provide that in any subsequent election the Board of Trustees shall be divided into classes, so long as the term of office of a Trustee shall be not more than three years and the term of office of at least one class shall expire each year.

BUSINESS COMBINATIONS

    Under the Maryland General Corporation Law ("MGCL"), certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of its stock (an "Interested Shareholder") must be (a) recommended by the directors of such corporation, and (b) approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, and (ii) two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock other than stock held by the Interested Shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for his shares. In addition, an Interested Shareholder or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five years following the date he becomes an Interested Shareholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder. The foregoing provisions of the Maryland General Corporation Law apply to Maryland REITs.

AMENDMENT TO THE DECLARATION OF TRUST

    The Trustees, by a two-thirds vote, may amend the provisions of the Company's Declaration of Trust from time to time to qualify the Company as a REIT. Except as set forth in the preceding sentence, the Company's Declaration of Trust, other than provisions therein relating to (i) removal of Trustees,
(ii) restrictions on transfers, and (iii) certain reorganization transactions of the Company, may be amended only by the affirmative vote or written consent of the holders of not less than a majority of the Common Shares then outstanding and entitled to vote thereon. The provisions described in clauses (i) through
(iii) in the preceding sentence may be amended only by the affirmative vote or written consent of the holders of not less than two-thirds of the Common Shares then outstanding.

DISSOLUTION OF THE COMPANY AND TERMINATION OF REIT STATUS

    The Company's Declaration of Trust permits the termination of the Company and the discontinuance of the operations of the Company by (i) the affirmative vote of the holders of not less than a majority of the outstanding Common Shares at a meeting of shareholders called for that purpose, or (ii) the Trustees, without any vote, action or consent by the shareholders, if they determine that such action is in the best interests of the Company and its shareholders. In addition, the Company's Declaration of Trust permits the Trustees to terminate the status of the Company as a REIT at any time.

CONTROL SHARE ACQUISITIONS

    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
(i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel a board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

    Unless the Declaration of Trust or Bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition, then, subject to certain conditions and limitations, the Company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. Moreover, unless the Declaration of Trust or Bylaws provide otherwise, if voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The Company believes that it has qualified and intends to remain qualified to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Code, commencing with the Company's taxable year ended December 31, 1993. The following discussion addresses the material tax considerations relevant to the taxation of the Company and summarizes certain federal income tax consequences that may be relevant to certain shareholders. However, the actual tax consequences of holding particular securities being issued by the Company may vary in light of a prospective securities holder's particular facts and circumstances. Certain holders, such as tax-exempt entities, insurance companies and financial institutions, are generally subject to special rules. In addition, the following discussion does not discuss issues under any foreign, state or local tax laws. The tax treatment of a holder of any of the securities offered by Prospectus Supplements will vary depending upon the terms of the specific securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address aspects of federal income taxation relating to holders of particular securities. Certain federal income tax considerations relevant to holders of the particular securities will be provided in the applicable Prospectus Supplement relating thereto. Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC has acted as tax counsel to the Company in connection with the filing of this Prospectus. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. No rulings have been obtained or are expected to be obtained from the IRS concerning any of the matters discussed herein. It should be noted that the Code, rules, regulations, and administrative and judicial interpretations are all subject to change (possibly on a retroactive basis).

    EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS WITH HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

    It is the opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC that the Company is organized and is operating in conformity with the requirements for qualification and taxation as a REIT commencing with the Company's taxable year ended December 31, 1993, and its method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of "Federal Income Tax Considerations" and those concerning its business and properties as set forth in this Prospectus and in any Prospectus Supplement. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual (and with respect to certain tests quarterly) operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC. Accordingly, no assurance can be given that the actual results of the Company's operations for any one taxable year (or quarter) will satisfy such requirements.

    If the Company initially failed to elect or qualify for taxation as a REIT or ceases to qualify as a REIT, and the relief provisions do not apply, the Company's income that is distributed to shareholders would be subject to the "double taxation" on earnings (once at the corporate level and again at the shareholder level) that generally results from investment in a corporation. Failure to qualify and to maintain qualification as a REIT would force the Company to reduce significantly its distributions and possibly incur substantial indebtedness or liquidate substantial investments in order to pay the resulting corporate taxes. In addition, the Company, once having obtained REIT status and having lost such status, would not be eligible to elect REIT status for the four subsequent taxable years, unless its failure to maintain its qualification was due to reasonable cause and not willful neglect, and certain other requirements were satisfied. In order to elect to again be taxed as a REIT, just as with the original election, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year.

FEDERAL INCOME TAXATION OF THE COMPANY

    GENERAL. If the Company qualifies for tax treatment as a REIT pursuant to Code Sections 856 through 860, it will generally not be subject to Federal corporate taxation on its net income to the extent currently distributed to its shareholders. This substantially eliminates the "double taxation" that typically results from the use of corporate investment vehicles.

    The Company will be subject to Federal income tax, however, as follows:
First, the Company will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference to the extent that tax exceeds its regular tax. Third, if the Company has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, any net income that the Company has from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. Fifth, if the Company should fail to satisfy either the 75% or 95% gross income tests (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from preceding periods, the Company will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if (a) during the 10-year period commencing on the first day of the first taxable year that the Company qualifies as a REIT, the Company recognizes a gain from the disposition of an asset held by the Company at the beginning of such period, or (b) during the 10-year period commencing on the date the Company acquires appreciated property from a Subchapter C corporation in a transaction in which the Company inherits the tax basis in such asset from the Subchapter C corporation and the Company recognizes a gain from the disposition of such asset, then the Company will be subject to tax at the highest regular corporate rate on the lesser of
(i) the recognized gain or (ii) the excess, if any, of the fair market value over the adjusted basis of any such asset as of the beginning of such 10-year period (the "Built-In-Gain"). Moreover, the aggregate Built-In-Gain during the 10-year period cannot exceed the total net Built-In-Gain of all assets at the beginning of the 10-year period. Subject to certain limitations, the Company may, to the extent available, utilize any pre-REIT net operating loss (NOL) carryforwards to offset recognized gains.

    Code Section 856(a) defines a Real Estate Investment Trust as a corporation, trust or association: (i) managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) which (except for the provisions of Sections 856 through 860 of the Code) would be taxable as a domestic corporation; (iv) is neither a financial institution nor an insurance company pursuant to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year, not more than 50% in number or value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) meets certain other tests, described below, regarding its income and assets. The requirements and conditions set forth in (i) through (iv), inclusive, must be met during each day of the taxable year. The requirements set forth in (v) must be met during at least 335 days of a taxable year of 12 months, or during the proportionate part of a taxable year of less than 12 months.

    The Company is owned by more than 100 persons and management has represented that not more than 50% in number or value of the outstanding stock of the Company is owned by five or fewer individuals. Moreover, the Declaration of Trust provides for restrictions regarding ownership of the Common Shares, which will assist the Company in continuing to satisfy the beneficial ownership requirements described above. See "Description of Capital Stock--Restrictions on Ownership and Transfer."

    The Company owns and operates a number of properties through wholly-owned subsidiaries. Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary shall be treated as assets, liabilities, and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of its wholly-owned subsidiaries will be treated as assets, liabilities and items of the Company. In addition, the Company will be deemed to own its proportionate share of the assets and liabilities of any partnership in which it is a partner.

    INCOME TESTS. There are three percentage tests relating to the sources of the Company's gross income. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) must be directly or indirectly derived each taxable year from investments relating to real property or mortgages on real property or certain temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% test or from dividends, interest, and gain from the sale or disposition of stock or securities. Third, in each taxable year short-term gains from sales of stock or securities, gains from prohibited transactions and gains from the sale or other taxable disposition of real property held for less than four years (other than from involuntary conversions and foreclosure property) must represent less than 30% of the Company's gross income. In applying these tests, if the Company invests in a partnership, the Company will be treated as realizing its share of the gross income of the partnership, and the character of such income, as well as other partnership items, will be determined at the partnership level.

    The term "prohibited transaction" means a sale or other distribution of property which would constitute stock in trade of the taxpayer, property which would properly be included in inventory of the taxpayer or property held by the taxpayer primarily for sale to customers in the ordinary course of his trade or business, which is not foreclosure property. However, a prohibited transaction does not include a sale of property which is a real estate asset as defined below if all of the following conditions are satisfied: (i) the REIT has held the property for at least four years; (ii) aggregate expenditures made by the REIT, or any partner of the REIT, during the four year period preceding the date of sale which are includable in the basis of the property do not exceed 30% of the net selling price of the property; (iii) (I) during a taxable year the REIT does not make more than seven sales of property (other than foreclosure property), or (II) the aggregate adjusted basis (as determined for purposes of computing earnings and profits) of properties (other than foreclosure property) sold during the taxable year does not exceed 10% of the aggregate basis (as so determined) of all of the assets of the REIT as of the beginning of the taxable year; (iv) in the case of property, which consists of land or improvements, not acquired through foreclosure or deed in lieu of foreclosure, or lease termination, the REIT has held the property for not less than four years for production of rental income; and (v) if the requirement of clause (iii)(I) is not satisfied, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor (as defined in Code section 856(b)(3)) from whom the REIT itself does not derive or receive any income.

    Rents received by the Company qualify as "rents from real property" for purposes of satisfying the gross income tests for a REIT only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of such tenant. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Fourth, for rents to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no income; provided, however, the Company may directly perform certain services other than services which are considered rendered to the occupant of the Property. The Company has represented that it does not charge rent for any property that is based in whole or in part on the income or profits of any person other than rent based on a percentage of receipts or sales, as described above, and that it does not rent any property to a related party tenant as described above. The Constructive Ownership restrictions described above will assist the Company in satisfying this requirement. See "Description of Capital Stock--Restrictions on Ownership and Transfer." Finally, the Company directly performs services under certain of its leases.

    The term "interest" generally does not include any amount if the determination of such amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage of receipts or sales.

    If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is eligible for relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect. If the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax, it is not now possible to determine the circumstances under which the Company may be entitled to the benefit of these relief provisions. If these relief provisions apply, a special tax is imposed on the greater of the amount by which the Company failed the 75% test or the 95% test.

    ASSET TESTS. At the close of each quarter of its taxable year, the Company must also satisfy several tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of the Company's operation) and government securities. For these purposes, a REIT's assets include its allocable share of assets held by partnerships in which the REIT owns an interest and is held by qualified REIT subsidiaries of the REIT. It also includes stock or debt instruments held for not more than one year which were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the REIT. In addition, not more than 25% of the Company's total assets may be represented by securities other than those includable in the 75% asset class. Moreover, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the Company's total assets. Finally, of the investments included in the 25% asset class, the Company may not own more than 10% of any one issuer's outstanding voting securities.

    If the Company inadvertently fails to satisfy one or more of the asset tests at the end of the calendar quarter, the Company would still not lose its REIT status, provided that (i) it satisfied all of the asset tests at the close of the preceding quarter, and (ii) the discrepancy between the value of the Company's assets and the standards imposed by the asset tests either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition. Even if the provisions of clause
(ii) are not met, the Company could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which such discrepancy arose.

    The Company has numerous wholly owned subsidiaries. All of the Company's current subsidiaries should be treated as "qualified REIT subsidiaries." As noted above, such subsidiaries will not be treated as separate corporations for United States federal income tax purposes pursuant to the provisions of Code
Section 856(i). Thus, for these purposes, the Company will not own more than 10% of the outstanding securities of any one issuer as a result of the ownership of its subsidiaries.

DIVIDEND REQUIREMENTS

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to make distributions (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the after tax net income, if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, the Company will be required to distribute at least 95% of any Built-in Gain (after tax ) it may recognize during the 10-year period commencing on the date it acquires assets with a built-in gain from a Subchapter C corporation in a carryover basis transaction. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular distribution payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular corporate tax rates. Finally, as discussed above, the Company may be subjected to an excise tax if it fails to meet certain other distribution requirements.

    It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, the Company may find it necessary to arrange for borrowings or pay taxable stock dividends in order to meet the 95% requirement.

    Under certain circumstances the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for distributions paid for the earlier year. Thus, although the Company may be able to avoid being taxed on amounts distributed as deficiency distributions, it will be required to pay interest based upon the amount of any deduction taken for deficiency distributions.

FAILURE TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST

    The Company's election to be treated as a REIT will be automatically terminated if the Company fails to meet the requirements described above. In that event, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, and distributions to shareholders will not be deductible by the Company. All distributions to shareholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits and will be eligible for the 70% dividends received deduction for corporations. The Company will not be eligible again to elect REIT status until the fifth taxable year which begins after the year for which the Company's election was terminated unless the Company did not willfully fail to file a timely return with respect to the termination taxable year, inclusion of incorrect information in such return was not due to fraud with intent to evade tax, and the Company establishes that failure to meet the requirement was due to reasonable cause and not willful neglect. Failure to qualify for even one year could result in the Company incurring substantial indebtedness (to the extent borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes.

FEDERAL INCOME TAXATION OF SHAREHOLDERS

    GENERAL. As long as the Company qualifies for taxation as a REIT, distributions made to the Company's shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be includable by the shareholders as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for corporate shareholders. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his shares. Corporate shareholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

    Distributions in excess of current or accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares. Shareholders will be required to reduce the tax basis of their Common Shares by the amount of such distributions until such basis has been reduced to zero, after which such distributions will be taxable at capital gain rates (except with respect to a shareholder who holds his Common Shares as a dealer). The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon the sale of the Common Shares. Shareholders may not include in their individual federal income tax returns any net operating losses or capital losses of the Company. In addition, any distribution declared by the REIT in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the REIT and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the REIT no later than January 31 of the following year. The REIT may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the REIT.

    FOREIGN SHAREHOLDERS. In general, each foreign corporation, partnership and nonresident alien individual that does not hold its, his or her REIT shares in connection with the conduct of a United States trade or business, will be subject to a 30% tax (or lesser amount, as provided by an applicable income tax treaty) on all ordinary dividends paid with respect to such REIT shares. The REIT itself will be required to withhold and pay over such tax. If a foreign shareholder holds such shareholder's REIT shares in connection with the conduct of a Untied States trade or business, and provides the REIT with a properly executed Form 4224, such shareholder will be subject to tax on ordinary dividends in the same manner as a United States person and the REIT will not withhold any distributions to such shareholder. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a non-U.S. shareholder to the extent they do not exceed the adjusted basis of the shareholder's Common Shares. Rather, such distributions will reduce the adjusted basis of such Common Shares, but not below zero. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder's Common Shares, they will give rise to tax liability if the non-US shareholder would otherwise be subject to tax on any gain from the sale or disposition of the Common Shares in the Company as described below. If, at the time the distribution was made, it cannot be determined whether the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as a dividend. However, such amounts would be refundable if it is subsequently determined that such distribution was in excess of current and accumulated earnings and profits of the Company.

    To the extent a foreign shareholder receives REIT distributions attributable to the sale or exchange of United States real property interests held by the REIT, each foreign shareholder will be treated as having engaged in a United States trade or business and, therefore, will be subject to United States federal income tax in the same manner as a United States person on such distributions. The REIT (or the United States nominees of a foreign shareholder) must withhold 34% of all distributions to a foreign shareholder attributable to the disposition of United States real property interests which are designated as capital gain dividends, unless the foreign shareholder has provided the REIT (or its United States nominee) with a statement claiming a withholding exemption from the Internal Revenue Service. A foreign shareholder will be entitled to a credit against his United States income tax equal to the amount so withheld.

    Generally, a foreign person will not be subject to United States income tax on any gain recognized upon a sale or exchange of such person's REIT shares. However, if the REIT does not qualify as a "domestically controlled REIT", a non-U.S. shareholder will be subject to tax on gain recognized upon the sale of the shares. A domestically controlled REIT is defined as a REIT in which at all times during a specified testing period less than 50% in number or value of the shares are held directly or indirectly by foreign persons. It is anticipated that the Company will qualify as a domestically controlled REIT. Non-U.S. shareholders will also be taxed on gain recognized from the sale of their shares in the REIT if (i) the investment in such shares is effectively connected with the non-U.S. shareholder's United States trade or business, in which case a shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the non-U.S. shareholder is a non-resident alien who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the non-resident alien will be subject to a 30% tax on the individual's capital gain.

    Foreign persons contemplating an investment in REIT shares should consult their home country tax advisors concerning the tax treatment of such investment under their home country laws, including their ability, if any, to obtain a tax credit for any United States taxes paid.

    BACKUP WITHHOLDING. The REIT will report to its shareholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 20%, which rate will increase to 31% for amounts paid after December 31, 1993, with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) has provided a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the REIT with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability.

    TAX-EXEMPT SHAREHOLDERS. The IRS has ruled that amounts distributed as distributions by a REIT to a certain tax exempt pension trust did not constitute unrelated business taxable income ("UBTI"). Although rulings are merely interpretations of law by the IRS and may be revoked or modified, based on this analysis, indebtedness incurred by the REIT in connection with the acquisition of an investment should not cause any income derived from the investment to be treated as UBTI to a Tax Exempt Entity. A Tax Exempt Entity that incurs indebtedness to finance its purchase of shares, however, will have UBTI by virtue of the acquisition indebtedness rules.

    Tax exempt organizations contemplating an investment in REIT shares should consult their individual tax advisors concerning the tax treatment of such investment.

STATE AND LOCAL TAXATION

    The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              PLAN OF DISTRIBUTION

    The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Offered Securities at a fixed price or prices which may be changed at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Securities for whom they may act as agent. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and
(ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount of the Offered Securities less the amount thereof covered by the Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, Baltimore, Maryland. Marc P. Blum, a trustee of the Company, and LeRoy E. Hoffberger, Chairman of the Board of Trustees of the Company, are of counsel to such firm.

                                    EXPERTS

    The consolidated financial statements of the Company and its Predecessor, respectively, incorporated herein by reference, are incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference and the authority of that firm as experts in accounting and auditing.

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    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MART OR ANY OTHER PERSON. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AT ANY TIME IMPLIES THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE; HOWEVER, MART WILL SUPPLEMENT OR AMEND THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO REFLECT ANY FACTS OR EVENTS ARISING AFTER THE DATE HEREOF AND PRIOR TO ITS SALE OF THE SECURITIES IN THIS OFFERING WHICH REPRESENTS A FUNDAMENTAL CHANGE IN THE INFORMATION HEREIN.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT
                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary.............................................   S-1
Use of Proceeds                                                              S-7
Price Range of Shares and Distribution Policy.............................   S-7
Capitalization............................................................   S-8
The Company...............................................................   S-9
Recent Developments.......................................................   S-9
Business Strategies.......................................................  S-10
Selected Consolidated Financial Data......................................  S-12
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................  S-14
The Properties............................................................  S-16
Management................................................................  S-22
Certain Federal Income Tax Consequences...................................  S-22
Underwriting..............................................................  S-24
Experts...................................................................  S-25
Legal Matters.............................................................  S-25
                                PROSPECTUS
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Risk Factors..............................................................     4
Ratio of Earnings to Fixed Charges........................................     7
Use of Proceeds...........................................................     7
Description of the Debt Securities........................................     7
Description of Capital Stock..............................................    16
Certain Provisions of Maryland Law and of the Company's Declaration of
  Trust and Bylaws........................................................    21
Federal Income Tax Considerations.........................................    22
Plan of Distribution......................................................    29
Legal Matters.............................................................    30
Experts...................................................................    30

                                3,500,000 SHARES

                                     [LOGO]

                           MID-ATLANTIC REALTY TRUST

                                 COMMON SHARES
                             OF BENEFICIAL INTEREST

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                                            , 1997

                             LEGG MASON WOOD WALKER

        INCORPORATED

                              SALOMON BROTHERS INC
                           WHEAT FIRST BUTCHER SINGER

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